
10013130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0286
Expires:	December 31, 2010
Estimated average burden hours per response...	608.00

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Richland Resources Corporation
(Exact name of issuer as specified in its charter)


SEC MAIL PROCESSING
RECEIVED
AUG 09 2010
WASH, D.C.
211
SECTION

Delaware
(State or other jurisdiction of incorporation or organization)

1513 Houston St., Sulphur Springs, TX, 75482
903-439-6414
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

The Corporation Trust Co.
1209 Orange St., Wilmington, DE, 19081
302-658-7581
(Name, address, including zip code, and telephone number, including area code, of agent for service)

1311
(Primary standard Industrial Classification Code Number)

27-2892875
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.51 *et seq.* Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II, and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:
(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.
(2) Any engineering, management or similar report referenced in the offering circular.
(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I – NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

(a) Directors of the Issuer:

Kenneth Goggans
1513 Houston St.
Sulphur Springs, TX 75482

(b) Officers of the Issuer:

Ken Goggans
1513 Houston St.
Sulphur Springs, TX 75482

Shannon Cornelison-Brown
1513 Houston St.
Sulphur Springs, TX 75482

Craig S. Royal
777 Main St.
Ft. Worth, TX 76102

Gary W. McBride
1513 Houston St.
Sulphur Springs, TX 75482

Roy L. Yates
777 Main St.
Ft. Worth, TX 76102

Michael Morgan
777 Main St.
Ft. Worth, TX 76102

Hubert C. Vaughn
1513 Houston St.
Sulphur Springs, TX 75482

(c) General Partners of the Issuer: n/a

(d) Record owners of 5 percent or more of any class of the Issuer's equity securities:

Ken Goggans
1513 Houston St.
Sulphur Springs, TX 75482

(e) Beneficial owners of 5 percent or more of any class of the Issuer's equity securities:

Ken Goggans
1513 Houston St.
Sulphur Springs, TX 75482

(f) Promoters of the Issuer:

Ken Goggans
1513 Houston St.
Sulphur Springs, TX 75482

(g) Affiliates of the Issuer:

Ken Goggans(1)
1513 Houston St.
Sulphur Springs, TX 75482

Manek Energy, Inc.(1)
1513 Houston St.
Sulphur Springs, TX 75482

Manek Equipment, Inc.(1)
141 County Road 1104
Sulphur Springs, TX 75482

Manek Exploration, Inc. (1)
1513 Houston St.
Sulphur Springs, TX 75482

---

(1) Due to his ownership of all of the outstanding shares of Class A Common Stock of the Company, Mr. Goggans is able to control all matters submitted to stockholders of the Issuer for approval. Mr. Goggans also owns all of the outstanding capital stock of Manek Energy, Inc., Manek Equipment, Inc., and Manek Exploration, Inc. and therefore these companies are affiliates with the Issuer due to being under common control.

(h) Counsel to the Issuer with respect to the proposed offering:

Henry Exall, IV, Esq.
Shackelford, Melton & McKinley, LLP
3333 Lee Parkway, Tenth Floor
Dallas, Texas 75219

(i) Each underwriter with respect to the proposed offering: n/a

(j) The underwriter's directors: n/a

(k) The underwriter's officers: n/a

(l) The underwriter's general partners: n/a

(m) Counsel to the underwriter: n/a

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. n/a

ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of securities by affiliates of the Issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Currently, the Issuer does not intend for the securities to be offered by underwriters, dealers or salespersons.

(b) Currently, the Issuer intends to offer the securities only in the state of Texas. The securities will be offered to accredited investors through the efforts of the Issuer's officers and directors on a best efforts basis.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Within one year prior to the filing of this Form 1-A, the Issuer sold shares of its restricted capital stock in the amounts and for the consideration indicated to the persons below. No other sales of securities were made by the Issuer, or any predecessors, or affiliated issuers within one year prior to filing this Form 1-A.

On June 16, 2010, in connection with its formation, the Issuer sold 100 shares of its stock to Ken Goggans, the Issuer's founder, sole Director and Chief Executive Officer, in exchange for $1.00 and his services in forming and organizing the Issuer.

On August 5, 2010, the Issuer sold 70,000,000 shares of its Class A Common Stock and 10,000,000 shares of its Class B Common Stock to Ken Goggans in exchange for (i) approximately $20,000, (ii) the contribution of the Issuer's existing producing property, and (iii) Mr. Goggans' agreement to provide future financial support in such amount as may be necessary to cover the Issuer's operating expenses in excess of its revenues from the producing property contributed by Mr. Goggans until such time as the Issuer reaches cash flow positive status or the contribution of $500,000, whichever is earlier. Based on a valuation performed by the operator of the property, the Issuer values the property contributed by Mr. Goggans in connection with this sale at $750,000.

On August, 5, 2010, the Issuer sold 10,000,000 shares of its Class A Common Stock to Manek Energy, Inc., a company wholly owned by Ken Goggans, in exchange for approximately $182,500 of indebtedness owed by the Issuer to Manek Energy in connection with operational services delivered to the Issuer from the date of its incorporation through August 5, 2010.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to filing this Form 1-A, by or for any person who, at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a). n/a

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption:

The offers and sales made by the Issuer, as disclosed in paragraph (a) of this Item 5, were made pursuant to an exemption available under Section 4(2) of the Securities Act of 1933. Richland believes that Section 4(2) of the Securities Act of 1933 was available for the transactions because the offers and sales were made without any advertisement or public solicitation to a small number of investors each of which are accredited within the meaning of the Securities Act of 1933.

ITEM 6. Other Present or Proposed Offerings

Richland currently anticipates offering additional shares of Class B Common Stock after the completion of this offering pursuant to a registration statement to be filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933. The amount, price and other terms of such offering have not been determined.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the Issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution: n/a

(2) To stabilize the market for any securities to be offered: n/a

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation: n/a

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities intended to be confirmed: n/a

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest, or connection: n/a

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and the last communication with prospective purchasers.

The Company did not use a publication authorized by Rule 254 prior to filing this notification.

PART II – OFFERING CIRCULAR

[The Offering Circular begins on the following page.]

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not Institute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

PRELIMINARY OFFERING CIRCULAR, dated August 9, 2010


RICHLAND
RESOURCES TM

Richland Resources Corporation

(Exact name of Company as set forth in Charter)

Type of Securities Offered: **Class B Common Stock**
Maximum number of securities offered: **5,000,000**
Minimum number of securities offered: **0**
Price per security: **$1.00**
Total proceeds: If maximum sold: **$5,000,000** If minimum sold: **$0**
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering?	[ ] Yes [x] No
If yes, what percent is commission of price to public? **n/a**	
Is there other compensation to selling agent(s)?	[ ] Yes [x] No
Is there a finder's fee or similar payment to any person?	[ ] Yes [x] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained?	[ ] Yes [x] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?	[x] Yes [ ] No (See Question No. 25)
Is transfer of the securities restricted?	[x] Yes [ ] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company

[ ] Has never conducted operations.
[x] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

This offering has not been registered for offer and sale in any states.

The date of this Offering Circular is __, 2010.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 41 pages.

FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements based on our current expectations, assumptions, estimates, and projections about us and our industry. These forward-looking statements involve risks and uncertainties and include, in particular, statements about our plans, strategies, and prospects.

You can identify certain forward-looking statements by our use of forward-looking terminology such as the words "may," "will," "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to the factors described in the "Risk Factors" section and elsewhere in this Offering Circular. We do not undertake to update or revise these forward-looking statements to reflect new events or circumstances.

THE COMPANY

1. Exact corporate name: Richland Resources Corporation

State and date of incorporation: Delaware, June 16, 2010

Street Address of principal office: 1513 Houston St., Sulphur Springs, TX, 75482

Company Telephone Number: (903) 439-6414

Fiscal year: December 31

Person(s) to contact at Company with respect to offering: Kenneth A. Goggans, Chief Executive Officer

Telephone Number (if different from above): n/a

RISK FACTORS

2. List in order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) Our lack of operating history makes it difficult for you to evaluate our Company's performance and make predictions about our future.

Our Company was recently established and has no operating history upon which you can evaluate our performance. Before investing in our Company you should consider the risks and difficulties we may encounter as an early-stage company in a competitive market. These risks include our ability to raise adequate equity and debt financing, implement our business model, anticipate and adapt to rapid changes in the industry, and to implement new technologies to enhance production. Our current and prospective management team consists of a mixture of members drawn from two separate companies and our teams have not worked together as a whole in the past. Further, while the prospective members of our management team have accepted offers of employment with us, not all have started and we cannot assure you that those who have not started will do so. If we fail to successfully manage these risks, our business will suffer. We cannot assure you that we will successfully address these risks or that our business strategy will be successful.

(2) Cash raised from this offering will be insufficient to fund our needs.

The business of exploring for, developing, and acquiring oil and gas production is capital intensive. We currently anticipate that the net proceeds from this offering will be insufficient for our capital expenditure requirements. As a result, we anticipate the need to raise additional funds through additional public or private offerings of debt or equity securities in order to:

- take advantage of lease opportunities, including acquisitions of production or businesses;
- develop new wells;
- respond to market needs; and
- compete for additional staffing both managerial and skilled labor.

The additional financing that we will need in the future for such purposes may not be available on terms favorable to us, if at all. In particular, lending markets have been severely constrained in recent months and may remain challenging for the foreseeable future. As a result, we cannot assure you that we will be successful in obtaining acceptable bank financing. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of opportunities, acquire leases or services, or otherwise respond to unanticipated competitive pressures. In that case, our business, operating results, and financial condition could be materially impacted.

Additionally, our founder and sole stockholder prior to this offering, Ken Goggans, has agreed to financially support our operations to the extent necessary through the time we acquire production that covers our expenses, subject to a cap of $500,000. If we are unable to acquire sufficient production to cover our expenses prior to reaching this cap, or if Mr. Goggans defaults under this obligation, we would be required to fund our operations from the proceeds of this offering or though funding obtained by other means. We have not established a minimum amount of funds that must be raised prior to our using the proceeds from subscriptions that are submitted to us in our business, and we cannot assure you that any funds raised in this offering will be sufficient to support our operations. If we were unable to support our operations through the proceeds of this offering, we would be required to obtain financing through other means and if such financing were not to be available on acceptable terms, we would be required to scale down or cease operations.

(3) The loss of our Chief Executive Officer and sole Director could adversely affect our business.

We depend to a large extent on the efforts and continued employment of Ken Goggans, our Chief Executive Officer and sole Director. The loss of his services would adversely affect our business. We currently do not carry key man life insurance on Mr. Goggans, although we currently intend to obtain such a policy in the future. While Mr. Goggans owns a majority of our capital stock, he is not party to any employment or non-compete agreement with the Company.

(4) Operational risks in our business are numerous and could materially impact our business.

Our operations involve operational risks and uncertainties associated with drilling for, and production and transportation of, oil and natural gas, all of which can affect our operating results. Our operations may be materially curtailed, delayed, or canceled as a result of numerous factors, including:

- The presence of unanticipated pressure or irregularities in formations;
- Accidents;
- Title problems;
- Weather conditions;
- Compliance with governmental requirements; shortages or delays in the delivery of equipment;
- Injury or loss of life;
- Severe damage to or destruction of property, natural resources and equipment;
- Pollution or other environmental damage;
- Clean-up responsibilities;
- Regulatory investigation and penalties; and
- Other losses resulting in suspension of our operations.

In developing new wells and leases we may fail to develop commercially viable wells in a timely or cost effective manner or we may experience difficulties that could delay or prevent the successful production and development of these wells.

(5) A substantial decrease in oil and natural gas prices would have a material adverse impact on our business.

Historically, the markets for oil and natural gas have been volatile and the markets are likely to remain volatile. A decline in prices could adversely affect our financial position, financial results, cash flows, access to capital, and ability to grow. Our revenues, operating results, profitability and future rate of growth will be largely dependent on the prices of the oil and natural gas that we sell. In addition, our capital intense business model calls for a relatively high leverage ratio and our viability could be challenged if prices were to decline to a level at which we were unable to support our debt service obligations at that time. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. Fluctuations in oil and natural gas prices may result from relatively minor changes in supply and demand for oil and natural gas as a result of factors beyond our control, including, but not limited to:

- Worldwide and domestic supplies of oil and natural gas;
- The level of consumer and business demand;
- The price and availability of alternative fuels;
- Weather conditions;
- The price and level of foreign imports;
- Political instability or armed conflict in oil and natural gas producing regions;
- Domestic and foreign governmental regulations and taxes;
- The ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;
- The availability of pipeline capacity; and
- The overall economic environment.

We intend to enter into hedging transactions to partially offset the risks associated with price declines, but we have no experience in hedging our production and we cannot assure you that we will be able to structure any such hedging arrangements successfully.

(6) The offering price per share was set arbitrarily.

The offering price per share has been determined by us at our discretion and should not be regarded as an indication of the value of or any future market price of the Class B Common Stock. There is no direct relationship between the price per share and the contemplated earnings, book value or other objective standards for valuing the worth of the Company. The price is based upon the proceeds we want to receive and the amount of ownership in the Company we are willing to sell.

(7) Investors in this offering will suffer immediate dilution in the net tangible book value of their shares.

The offering price is substantially higher than what our Chief Executive Officer and his affiliates have paid for their shares and higher than the pro forma net tangible book value per outstanding share.

(8) Competition in the oil and natural gas industry is intense.

We will compete with major integrated oil and natural gas companies and independent oil and natural gas companies in all areas of operation. In particular, we will compete for property acquisitions and for the equipment and labor required to operate and develop these properties. Many of our competitors have substantially greater financial and other resources than we have. In addition, larger competitors may be able to absorb the burden of any changes in federal, state, and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and may be able to define, evaluate, bid for, and purchase a greater number of properties and prospects that we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties, and to consummate transactions in this highly competitive environment.

(9) Nearly all of our shares are beneficially owned by Ken Goggans.

Ken Goggans and his affiliates beneficially own, and will continue to own after this offering, 100% of our outstanding Class A Common Stock. Each share of our Class A Common Stock is entitled to ten votes on any matter submitted for stockholders and is convertible into shares of Class B Common Stock on a one for one basis. Based on these superior voting rights, Mr. Goggans will beneficially hold 99.4% of the voting power of all outstanding shares of the Company combined, and, accordingly, he will be able to control all decisions requiring stockholder approval, including election of our board of directors and approval of any proposed mergers or other business combinations.

(10) Governmental regulations could adversely affect our business.

Our business is subject to certain federal, state, and local laws and regulations on taxation, the exploration for and development, production, and marketing of oil and natural gas, and environmental and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates of production, prevention of waste and other matters. These laws and regulations increase the costs of our operations. In addition, these laws and regulations, and any others that are passed by the jurisdictions where we expect to develop production could limit the total number of wells drilled or the allowable production from successful wells, which could limit our revenues. We have not obtained drilling or operating permits in any jurisdictions to date.

Laws and regulations relating to our business frequently change, and future laws and regulations, including changes to existing laws and regulations, could adversely affect our business.

(11) Environmental liabilities could have a material impact on our business.

In the event of a release of oil, natural gas or other pollutants from our operations into the environment, we could incur liability for any and all consequences of such release, including personal injuries, property damage, cleanup costs and governmental fines. These materials could potentially be discharged into the environment in several ways, including:

- From a well or drilling equipment at a drilling site;
- Leakage from gathering systems, pipelines, transportation facilities and storage tanks; and
- Damage to oil and natural gas wells resulting from accidents during normal operations.

In addition, because we currently have and may acquire additional interests in properties that are or have been operated in the past by others, we may be liable for environmental damage, including historical contamination, caused by the former operators. To the extent that we incur any environmental liabilities, it could have a material impact on the results of our operations and/or our financial condition.

(12) Our business depends on oil and natural gas transportation facilities, none of which are owned by us.

The marketability of our oil and natural gas production will depend in large part on the availability, proximity, and capacity of pipeline systems owned by third parties. The unavailability or lack of available capacity of these systems and facilities could result in the shut-in of any producing wells we acquire or the delay or discontinuance of drilling plans for properties we acquire. Although we anticipate developing contractual control over the transportation of our product, material changes in these or any such business relationships could materially affect our operations. Federal and state regulation of oil and natural gas production and transportation, tax and energy policies, changes in supply and demand, pipeline pressures, damage to or destruction of pipelines and general economic conditions could adversely affect our ability to produce, gather, and transport oil and natural gas.

(13) Estimates of the present value of proved oil and natural gas reserves are not precise.

There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values, including many factors beyond our control. The accuracy of any reserve estimate is a function of the quality of available data, the precision of the engineering, and geological interpretation. As a result, estimates of different engineers often vary. The estimates of reserve, future cash flows, and present value are based on various assumptions, including those prescribed by the Securities and Exchange Commission, and are inherently imprecise. Actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from our estimates. The valuation of the sole existing property was developed by the company contracted to operate the property, rather than by an independent engineering firm, and we cannot assure you that this valuation is reliable.

(14) We have broad discretion as to the use of the offering proceeds, and the investment of these proceeds may not yield a favorable return.

We currently intend to use the proceeds of the offering to acquire existing production in the Permian Basin. However, our management has broad discretion over how these proceeds are used and could spend most of these proceeds in ways with which our stockholders may not agree. The proceeds may be invested in ways that do not yield favorable returns. For more information about how we plan to use our proceeds from this offering. See Question 9(a) "Use of Proceeds".

(15) A trading market for the shares does not and may not ever exist.

There is no current trading market for our shares and we cannot assure you that a trading market will develop after the close of this offering that would enable purchasers of the shares to resell them. Investors in the offering will be subject to certain resale restrictions including an agreement not to resell unless the shares are registered under applicable securities laws or are exempt from such registration. Investors should be able to satisfy their financial needs without the use of money used to purchase shares in this offering.

(16) We have the right to, and expect to, issue additional shares of common stock and/or preferred stock without stockholder approval.

We have authorized capital of 100,000,000 shares of Class A Common Stock, 400,000,000 shares of Class B Common Stock, and 100,000,000 shares of Preferred Stock. The rights and restrictions associated with the Preferred Stock may be determined by our Board of Directors at the time of issuance without obtaining prior stockholder approval. If we are successful in obtaining the maximum offering price, 80,000,100 Class A Common shares and 15,000,000 shares of Class B Common shares will be issued and outstanding. Except for 80,000,100 shares of Class B Common Stock, which have been reserved for issuance upon the conversion of the outstanding Class A Common shares, our Board of Directors has authority, without action or vote of our stockholders, to issue all or part of the authorized but unissued shares. Any such issuance will dilute the percentage ownership of our stockholders and may dilute the book value of the Class A Common and Class B Common shares outstanding.

(17) This offering is conducted on a self underwritten, "best efforts" basis, which raises certain risks.

The securities are being offered on a "best efforts" basis by our officers, for which they will receive no additional compensation other than their salaries as officers of the Company. Our officers have had no experience in selling the Company's Class B Common Stock, so they may not be able to raise the maximum funds in this offering. Because we have not established a minimum amount of funds that must be raised, we will be able to use the proceeds of any subscription we receive immediately upon acceptance of the subscription by us. If we raise significantly less than the $5,000,000 maximum offering price, we may not have sufficient capital to fulfill our business plan and the shares you purchase may be less valuable to the extent that they represent ownership in a business without sufficient capital to realize its objectives.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Richland Resources Corporation is an independent oil and gas exploration and production company focused on building a strong, balanced and diversified portfolio of oil and gas reserves and production revenue through the acquisition of properties with solid, long-term existing production and enhancement potential and the development of highly diversified, multi-well developmental and defined-risk exploratory drilling opportunities. Our primary near term goal is to selectively acquire producing oil and gas properties and leverage the experience and expertise of its management team to redevelop the properties, resulting in increased production and lower operating costs. We believe that making strategic acquisitions of proven fields with a long standing history of production and utilizing proven technologies to increase overall field output mitigates some of the risks associated with oil and gas exploration and production. Longer term, we intend to supplement these lower risk activities, when appropriate, by acquiring exploratory drilling opportunities to the extent that we locate properties that appear to have highly desirable risk-return characteristics.

Our Company was founded in June 2010 to capitalize on the talents and experience of a group of seasoned oil and gas industry executives drawn from the management teams of Manek Energy, Inc. and Encore Acquisition Company. Prior to the divestiture of certain assets to Weatherford International in February 2010, Manek Energy held 65% of the market share for performing well completions in the Marcellus Shale of the Appalachian region. Prior to being purchased by Denbury Resources, Inc. in 2009, Encore Acquisition Company was a leading oil exploration and production company with extensive operations in the Permian Basin of West Texas and the Bakken Shale of North Dakota and Montana. We believe that the combined oil and gas experience of our executives positions us well to execute our business strategy of building a balanced portfolio of oil and gas producing properties.

We intend to focus our initial efforts on establishing a core base of conventional oil producing assets in the Permian Basin area, and we intend to use the proceeds of this offering, supplemented by appropriate debt and/or additional equity financing, if available, primarily for this purpose. In addition, soon after the completion of this offering, we plan to raise additional equity capital for use in further building a core base of conventional oil producing assets in the Permian Basin and for subsequent expansion into the unconventional oil plays in the Bakken Shale and the unconventional natural gas plays in the Marcellus Shale, areas where we expect to leverage the extensive knowledge and experience our management team has developed working there. In the future, we intend to expand our operations opportunistically to other domestic and international locations. We contemplate that our initial development strategy in our areas of primary geographic focus will be to acquire relatively large acreage positions in proven fields and to develop additional reserves in these fields through implementing re-engineering and development programs to extend field life and increase production rates, employing its management team's long historical knowledge of the areas. We believe that making strategic acquisitions of proven fields with a long standing history of production and utilizing proven technologies to increase overall field output mitigates some of the risks associate with oil and gas exploration and production. We intend to supplement these lower risk activities, when appropriate, by acquiring exploratory drilling opportunities in our areas of primary geographic focus to the extent that we locate properties that appear to have highly desirable risk-return characteristics. We plan for our portfolio to ultimately consist of a balanced and diversified mix of multiple asset components in our areas of primary geographic focus that will include existing production plus developmental and defined-risk exploratory drilling opportunities.

Our Company was recently formed and has had no historical operations. We currently own one property, acquired from our founder and principal stockholder. This lease consists of approximately 680 acres located the Pine Mills Field in Wood County, Texas and hosts a single well, the Byrd No. 1. We expect this well to begin producing in September 2010 and to produce approximately 35 barrels of oil per day or approximately 44,680 barrels over its productive life, based on estimates prepared by the operator of the well. This asset was contributed to establish a modest baseline of revenues to help support our operations. Because it is located remotely from the geographic areas of the Company's intended focus, we consider the asset to be noncore to our business going forward and we have contracted with a third party to provide all required services relating to operation of the well located on the property. Other than this well, we intend to operate all other properties we acquire.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is

expected to be dependent upon one or a number of suppliers for essential raw materials, energy, or other items, describe.

We intend to focus our initial efforts on establishing a core base of conventional oil producing assets in the Permian Basin area and intend to use the proceeds of this offering, supplemented by appropriate debt financing, if available, primarily for this purpose. In addition, soon after the completion of this offering, we plan to raise additional equity capital for use in further building a core base of conventional oil producing assets in the Permian Basin and for subsequent expansion into the unconventional oil plays in the Bakken Shale and the unconventional natural gas plays in the Marcellus Shale, areas where we expect to leverage the extensive knowledge and experience our management team has developed working there. We intend to seek this additional capital through an offering pursuant to a registration statement to be filed with the SEC under the Securities Act of 1933, although we have no commitments related to this offering and we cannot assure you that any such offering will be successful.

We estimate that our activities will be primarily focused on acquisition and development activities in the Permian Basin through March 2011, and that in the second quarter of 2011 we will begin to transition our primary focus from the Permian Basin to the unconventional oil plays of the Bakken Shale. In the second half of 2011 we expect to begin expanding our focus to include the unconventional natural gas plays of the Marcellus Shale. The actual timing of moving the focus of our activities between geographic regions will depend on many economic and business variables and we cannot assure you the timing described above or the areas that we intend to expand into will not change in the future.

We believe that two primary operational functions will drive our results: identification of acquisition opportunities, and redevelopment or development of properties we acquire.

Identification of acquisition opportunities. The acquisition targets we seek typically consist of previously developed properties with a number of years of remaining production expected or of undeveloped acreage that we believe has unusually attractive risk-reward characteristics. In many cases, these properties are owned by larger operators who due to size or changes in strategic direction have turned their focus towards newer, larger opportunities. This creates an opportunity for smaller companies such as Richland to acquire these noncore assets and capitalize on redevelopment or development opportunities that are not of interest to the current owners. While brokers may sometimes be involved, these properties often are traded privately among companies without the use of a broker. We believe that properties traded privately are often more attractive acquisition targets because they are less subject to competitive bidding. Our management team has developed longstanding relationships and experience working in our areas of focus and we intend to leverage these relationships and experience to locate and evaluate attractive acquisition candidates.

Redevelopment or development of properties. Once properties are acquired, we will seek to develop additional reserves through re-engineering or development activities. Members of our management team have developed significant expertise conducting such activities in the areas we intend to focus on and we hope to leverage this expertise to implement reengineering and development programs tailored to be effective in our areas of operations. While our management will lead our efforts relating to redevelopment or development of the properties we acquire, we will employ, on an as-needed basis, the services of drilling contractors, other drilling related vendors, field service companies and professional petroleum engineers as required in connection with the drilling and production operations of the Company.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether the competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or prices range for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

We are engaged in the exploration and production area of the oil and gas industry. The oil and gas industry is affected by many factors that we generally cannot control. Government regulations, particularly in the areas of taxation, energy, climate change and the environment, can have a significant impact on operations and profitability. For several years preceding the 2008 worldwide economic decline, the oil and gas industry had been characterized by volatile but upward trending oil and gas commodity prices. However, since mid-year 2008, we have experienced declines in commodity prices, especially with regard to natural gas prices. Significant factors that will impact 2010 crude oil prices include: political and social developments in the Middle East, demand in Asian and European markets, and the extent to which members of the Organization of Petroleum Exporting Countries ("OPEC") and other oil exporting nations are able to manage oil supply through export quotas. Natural gas prices are generally determined by North American supply and demand and are also affected by imports of liquefied natural gas. In addition, weather has a significant impact on demand for natural gas since it is a primary heating source.

We believe that competition throughout the country is regionalized and the market is highly fragmented and not dominated by any one single producer. We expect to focus our efforts on three oil and gas plays that are among the most prolific in the United States, the Permian Basin of West Texas and southeastern New Mexico; the Bakken Shale of North Dakota and Montana; and the Marcellus Shale of Pennsylvania, New York, Ohio, and West Virginia. We expect to compete with other companies active in these same geographic regions for the acquisition of attractive properties and for the equipment and labor required to operate and develop these properties, and we believe that competition for such properties, equipment and labor is based primarily on price. Like our competitors, we intend to sell the oil and gas we produce to midstream companies and expect these sales to be made at the prevailing spot prices for oil and gas at the time of sale, which vary widely based a variety of economic factors. (See Rick Factor No. 5 in Question No. 2).

Most of our competitors have substantially greater financial and other resources than we have. In addition, larger competitors may be able to absorb the burden of any changes in federal, state, and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and may be able to define, evaluate, bid for, and purchase a greater number of properties and prospects that we can. We believe that the knowledge, experience and relationships accumulated by our management team through working in the areas of our intended focus will provide us advantages that allow us to compete effectively with our competitors. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties, and to consummate transactions in this highly competitive environment.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

We expect production from our properties to be sold under a variety of contracts ranging in terms from month-to-month, up to as long as one year. We believe that midstream purchasers of our production are readily available. We expect pricing for oil to be based upon the posted prices set by major purchasers in the production area, reporting publications, or upon the New York Mercantile Exchange ("NYMEX") pricing or fixed pricing and to be adjusted for quality and transportation differentials. We expect gas pricing to be based largely on NYMEX pricing, with fixed or floating basis. Many gas sales contracts contain provisions for periodic price adjustment, redetermination and other terms customary in the industry. We intend to select oil and gas purchasers on the basis of price, credit quality and service reliability.

We enter into hedging transactions with unaffiliated third parties for significant portions of our production to achieve more predictable cash flows and to reduce our exposure to short-term fluctuations in oil and gas prices.

Proximity to local markets, availability of competitive fuels and overall supply and demand are factors affecting the prices for which our production can be sold. Market volatility due to international political developments, overall energy supply and demand, fluctuating weather conditions, economic growth rates and other factors in the United States and worldwide have had, and will continue to have, a significant effect on energy prices. We will incur gathering and transportation expenses to move our natural gas and crude oil from the wellhead and tanks to purchaser specified delivery points. These expenses vary based on volume, distance shipped and the fee charged by the third-party transporters. In the Permian Basin, we expect our oil and gas production to be transported primarily through third-party trucks, field gathering systems and transmission pipelines. Transportation capacity on these gathering systems and pipelines is occasionally constrained.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

We have had no pre-orders or backlogs in the past and due to the nature of our business we do not anticipate taking pre-orders or having backlogs in the future.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

Because we have had not per-orders or backlogs, this question is not applicable to us.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e. clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

We currently have 15 full-time employees. Of these, eight are in executive positions, one is in an operational role and six provide office management and administrative services. Based on accepted offers of employment, we expect two former Encore Acquisition Company employees to join us by early October 2010, one of which will be in an executive position and the other will provide office management and administrative services. While we do not currently anticipate increasing our number of employees beyond this in the next 12 months, we may add employees if we find opportunities to diversify or supplement the existing experience set of our management team by hiring high-caliber executives. In addition to our internal staff, we use consultants on an as needed basis for certain functions such as design, advertising and marketing strategy. None of our employees are subject to a collective bargaining agreement or have or threatened to strike, and we consider our relations with our employees to be excellent. We do not have employment agreements or non-compete agreements with any of our employees, although we intend to enter into confidentiality agreements with our existing and future employees at a later date. Officers and key personnel of the Company are compensated through salary and cash bonus arrangements and all of our employees are offered full benefits including, health insurance, dental, vision, and 401K. Certain of our employees receive company cell phones, laptop computers and/or Company cars for use in connection with the performance of their duties. We anticipate instituting a stock option plan for our officers, directors and key personnel in the future; however, specifics of this plan have not been determined yet.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Our headquarters in Sulphur Springs, Texas is located in office space consisting of approximately 3,000 square feet, which we sublease from our affiliate, Manek Energy, Inc. Pursuant to this sublease, we occupy 100% of the space leased by Manek Energy in Sulphur Springs and pay 100% of the costs that Manek Energy incurs under its lease. The office is fully furnished by Manek Energy and, as part of this sublease arrangement, we are allowed to use all furniture, fixtures and equipment in the office for no additional cost. We pay $3,000 per month for this space and both our our sublease and Manek Energy's primary lease are on a month to month basis. We also sublease from Manek Energy approximately 4,770 square feet of office space in Fort Worth, Texas. This office space is also fully furnished and pursuant to our sublease we have the right to use all such furnishings for no extra cost. We pay approximately $7,500 monthly for this space, which is equivalent to Manek Energy's cost for the space, and our sublease expires November 30, 2013 with no renewal options. Although we believe we currently have adequate office space in Fort Worth, we believe we have reached the capacity of our current office facilities in Sulphur Springs and that we will need to find additional office space for new hires. We believe that such additional office space is readily available in Sulphur Springs and Fort Worth.

We currently own one property, acquired from our founder and principal stockholder. This lease consists of approximately 680 acres located the Pine Mills Field in Wood County, Texas and hosts a single well, the Byrd No. 1. We expect this well to begin producing in September 2010 and to produce approximately 35 barrels of oil per day or approximately 44,680 barrels over its productive life, based on estimates prepared by the operator of the well. This asset was contributed to establish a modest baseline of revenues to help support our operations, although we do not expect the revenues from its existing production will not be adequate to cover all of our operational expenses. Because it is located remotely from the geographic areas of the Company's intended focus, we consider the asset to be noncore to our business going forward and we have contracted with a third party to provide all required services relating to operation of the well located on the property.

We are currently evaluating several producing properties in the Permian Basin generating significant monthly net revenue with re-completion and offset developmental well potential. We believe that an acquisition of this type would provide a strong foundation for future growth, while also providing sufficient revenues to fund our early stage operating expenses and overhead. Our current business plan calls for the acquisition and early stage development of this type of project in the second half of 2010 with an extensive developmental drilling program to get underway in November 2010. We intend to use the proceeds of this offering to provide a portion of the financing necessary to acquire and, to the extent that sufficient proceeds are received, to redevelop a property of this nature. In order to complete our analysis, acquire, and develop the properties discussed above, however, we will be required to raise substantial additional capital in the form of debt or equity or enter into joint ventures with other parties. These activities could substantially dilute existing stockholders, including participants in this offering or make our properties subject to senior liens or other encumbrances.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company's operations are not dependent upon any patents, copyrights, trade secrets, know-how or other proprietary information. We do not currently have confidentiality or non-compete agreements with any of our employees, although we intend to enter into confidentiality agreements with our existing and future employees at a later date.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Our operations will be substantially affected by federal, state and local laws and regulations. In particular, oil and gas production and related operations are, or have been, subject to price controls, taxes and numerous other laws and regulations. All of the jurisdictions in which we seek to own or operate producing crude oil and natural gas properties have statutory provisions regulating the exploration for and production of crude oil and natural gas, including provisions related to permits for the drilling of wells, bonding requirements to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, sourcing and disposal of water used in the drilling and completion process, and the abandonment of wells. Our operations will also be subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units, the number of wells which may be drilled in an area, and the unitization or pooling of crude oil and natural gas wells, as well as regulations that generally prohibit the venting or flaring of natural gas, and impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells.

Our operations will also be subject to numerous stringent federal, state and local statutes and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection, some of which carry substantial administrative, civil and criminal penalties for failure to comply. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentrations of various substances that can be released into the environment in connection with drilling, production and transporting through pipelines, govern the sourcing and disposal of water used in the drilling and completion process, limit or prohibit drilling activities in certain areas and on certain lands lying within wilderness, wetlands, frontier and other protected areas, require some form of remedial action to prevent or mitigate pollution from former operations such as plugging abandoned wells or closing earthen impoundments and impose substantial liabilities for pollution resulting from operations or failure to comply with regulatory filings. In addition, these laws and regulations may restrict the rate of production.

We will also be subject to the requirements of the federal Occupational Safety and Health Act, as amended ("OSHA"), and comparable state laws that regulate the protection of the health and safety of employees. In addition, OSHA's hazard communication standard requires that information be maintained about hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and citizens.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Company does not have any subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers of acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in the Offering Circular accordingly).

Our Company was incorporated on June 16, 2010 by our Chief Executive Officer and sole Director, Ken Goggans. On August 5, 2010, we acquired our sole existing property from Mr. Goggans in exchange for the issuance of Class A Common shares and Class B Common shares to Mr. Goggans. In connection with this transaction, Mr. Goggans also contributed capital and a limited financial support obligation. (See Question No. 39(b)). On August 9, 2010, the majority of our employees formally joined Richland from Manek Energy. Other than these, the Company has not had any material events in its development.

4. **(a) If the Company was not profitable during its last fiscal year, list below in chronological order the events in which management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.**

We have had no historical operations. In order to become profitable, we currently plan to acquire one or more properties with sufficient production to provide revenues that support the Company's operational expenses. The Company anticipates that this property will be located in the Permian Basin of West Texas and will primarily produce oil. We currently anticipate making an acquisition of this nature in the second half of 2010. To accomplish such an acquisition in this time frame, we must work simultaneously on several separate projects. First, we must raise a sufficient amount of equity financing. While we anticipate the purchase price of a suitable property will be significantly in excess of the proceeds of this offering, we anticipate that the maximum proceeds sought through this offering would provide the equity financing necessary for such an acquisition. During the process of raising equity funding, we also must identify and evaluate an attractive acquisition candidate. We expect that the members of our management team will attempt to leverage their existing relationships with operators active in the Permian Basin to locate a suitable acquisition candidate. We hope to have an attractive property under contract at roughly the same time that we complete this offering. If we are successful in raising equity capital and in identifying a suitable acquisition candidate, then we will seek adequate debt financing to fund the balance of the purchase price. While we are in active discussions with a number of candidates to provide the required debt financing, we presently have no commitments to do so. Debt markets have been severely constrained in recent months and may remain constrained for the foreseeable future, and we cannot assure you that we will be able to obtain any debt financing. If we are unable to obtain debt financing in an amount necessary to fund the balance of the purchase price, or if we are unsuccessful in raising the maximum amount sought in this offering, we will be required to obtain additional equity financing through other means or to enter joint ventures or partnerships with other companies to acquire the subject property, and we cannot assure you that we would be successful in doing either. We hope to have debt financing arranged within 60 days after closing this offering, to the extent that we have a suitable property under contract at such time. If we are successful in raising debt financing, we must successfully negotiate acquisition terms with the seller and close the transaction and effect the transfer of the property, which we hope to have accomplished within 90 days after completion of this offering.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12).

Based on our expected operational expenses, we believe that the financial support obligation of our founder will cover our operational expenses through January 2011. If we were to be significantly delayed in achieving any of the milestones set forth in Question 4(a), we could be required to use the proceeds from this offering to support our operations rather than for capital acquisitions as planned. This in turn could require us to seek additional equity or debt financing to complete any acquisition, resulting in dilution to our existing stockholders. We have not established any minimum on the fund that we can raise in this offering and if we were to raise significantly less than the maximum proceeds sought and were to be significantly delay in reaching any of these milestones, we could be required to seek additional equity funding to support our operations in addition to seeking additional funding for use in making an acquisition. Any such additional equity funding would result in dilution to our existing investors and we cannot assure you that we would be able to obtain any such additional financing at all. In this event, we could be forced to significantly scale down or cease our operations.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Richland was formed in June, 2010, and, accordingly, has not conducted operations or had any net, after-tax earnings, in any prior fiscal years.

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

We have not had profits in any prior years.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

As of the date of this Offering Circular, the net tangible book value of the Company was $770,000 ($.0086 per share). $750,000 of this net tangible book value is based in on a valuation of the Company's single existing productive property, which was performed by the company contracted to provide operational services for the well located on the property, rather than by a third party engineering firm.

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The offering price per share of the Class B Common Stock is substantially greater than the net tangible book value per share of the Class B Common Stock due to our belief that the skill and experience of our management team adds significant intangible value to the Company's shares, making them worth substantially more than the shares' net tangible book value. However, our offering price per share for the Class B Common Stock was arbitrarily determined and should not be regarded as an indication of the value of the Class B Common Stock or of any future market price of the Class B Common Stock. There is no direct relationship between the price per share and the contemplated earnings, book value or other objective standards for valuing the worth of the Company. The price is based upon the proceeds we want to receive and the amount of ownership in the Company we are willing to sell. (See Risk Factor No. 6 in Question No.2).

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such person to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt).

On June 16, 2010, in connection with our formation, we issued 100 shares of stock to our founder, sole Director, Chief Executive Officer, Ken Goggans. These shares of stock were issued to Mr. Goggans, our sole owner prior to this offering, in exchange for $1, or $0.01 per share and the contribution of his services in connection with our formation and organization.

On August 5, 2010, the we sold 70,000,000 shares of our Class A Common Stock and 10,000,000 shares of our Class B Common Stock to Ken Goggans in exchange for (i) approximately $20,000, (ii) the contribution of our existing producing property, and (iii) Mr. Goggans' agreement to provide future financial support in such amount as may be necessary cover our operating expense in excess of our revenues, if any, from the producing property contributed by Mr. Goggans (instead of using the offering proceeds for this purpose), until such time as we reach cash flow positive status or the contribution of $500,000, whichever is earlier. Based on a valuation performed by the operator of the property, we value the property contributed by Mr. Goggans in connection with this sale at $750,000. The operating company is not an independent third party engineering firm in the business of valuing oil and gas properties

On August, 5, 2010, we sold 10,000,000 shares of our Class A Common Stock to Manek Energy, Inc., a company wholly owned and controlled by Ken Goggans, in exchange for approximately $182,500 of indebtedness owed us Issuer to Manek Energy in connection with operational services delivered to us from the date of our incorporation through August 5, 2010. Pursuant to an agreement between Manek Energy and us, these operational services were provided to us at Manek Energy's cost.

8. **(a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)**

If the maximum is sold, investors will have 33.3% of outstanding shares of Class B Common Stock and 5.26% of Class A Common Stock and Class B Common Stock combined.
If the minimum is sold, investors will have 0% of outstanding shares of Class B Common Stock and 0% of Class A Common Stock and Class B Common Stock combined.
Class A Common is convertible into Class B Common on a one for one basis at the election of the Class A Common holder.

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion prices if common stock is not offered.)

If the maximum is sold (5,000,000 shares): $95,000,100*
If the minimum is sold (0 shares): $90,000,100*

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: none. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: none.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present state of the Company's development.

USE OF PROCEEDS

9. **(a) The following table sets forth the use of the proceeds from this offering:**

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$0 100%	$5,000,000 100%
Less: Offering Expenses		
Commissions & Finders fees*	0	0
Legal & Accounting*	0	0
Copying & Advertising*	0	0
Other (Specify):*	0	0
Net Proceeds from Offering	$0 100%	$5,000,000 100%
Use of Net Proceeds		
Acquisition of Properties	$0 100%	$3,500,000 70%
Drilling and Enhancement of Properties**	0	1,500,000 30%
Total Use of Net Proceeds	$0 100%	$5,000,000 100%

*In connection with the purchase of his shares of Class A Common Stock, our founder, sole Director, Chief Executive Officer and principal stockholder, Ken Goggans, agreed to contribute supplemental funding in such amounts as may be necessary to cover our operational expenses, including all expenses incurred by us in connection with this offering, subject to a cap of $500,000. As a result we do not expect any offering expenses to be paid out of the proceeds of this offering.

**The amount of proceeds to be used in drilling and enhancement of properties is an estimate. The actual amount of proceeds used for this purpose will be the amount, if any, of the proceeds not needed to acquire our initial producing property due to the size of the property, the availability of debt financing or any other factors that might allow us to complete a purchase with less than all of the proceeds of this offering.

As a result of the financial support obligation of our founder, sole Director, Chief Executive Officer and principal stockholder, Ken Goggans, we do not expect the proceeds of the offering to be used to satisfy our operational expenses. Rather, we expect the proceeds of the offering to be used primarily to form a portion of the capital necessary to acquire a producing property in the Permian Basin. We intend to pursue debt financing to form the balance of the capital necessary to acquire such a property. If debt financing is not available on terms acceptable to us, we may be required to obtain addition equity financing or to form joint ventures with other companies in order to complete such an acquisition. If any proceeds of the offering remain after the purchase of a producing property, we expect to use these proceeds to fund enhancements to the property we acquire in order to increase its annual production or increase its productive life or both. Whether any proceeds are available to fund such enhancements will depend on a number of factors including the amount of proceeds raised in this offering, the cost of the property we acquire and the availability of debt financing. While results may vary widely based on factor such as these, we currently estimate that if the maximum shares offered are sold, we will be able to use approximately $1,500,000, or 30% of the offering proceeds.

Pending our use of the proceeds for the purposes described, we may invest the proceeds in short-term, interest-bearing investments. Should business exigencies we do not now anticipate so require, our Board of Directors may be required to reallocate the proceeds.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Please see the answer to Question 9(a).

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. **(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.**

Due to the capital intensive nature our business, we must obtain financing in addition to this offering in order to accomplish the business objectives we intend to pursue with the proceeds of this offering, which are to acquire a producing property in the Permian Basin. We anticipate that this additional financing will be procured through bank lending facilities. While no bank financing arrangements currently are in place, we are actively in discussions with a number of candidates to supply this financing. If we are unable to secure debt financing on terms that are acceptable to us, we may be required to obtain addition equity financing or to form joint ventures with other companies in order to complete the acquisition of a property. In addition, to assist in meeting its intermediate term business objectives of acquiring and redeveloping additional properties, we currently anticipate seeking additional equity financing soon after the completion of this offering through an additional offering that will be registered pursuant to the Securities Act of 1933, though we have no commitments with respect to such financing and there can be no assurance that any such offering will be successful.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rate. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

We do not intend to use proceeds to discharge any indebtedness. See Question 9(a) "Use of Proceeds".

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

We anticipate using the proceeds of this offering to form a portion of the capital necessary to acquire and redevelop property with existing production in the Permian Basin. While we are actively reviewing a number of prospects, no such properties are currently under contract. We anticipate that the purchase price of such a producing property will be significantly in excess of the maximum proceeds possible from this offering. See Question 9(a) "Use of Proceeds".

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

We do not intend to use any of the funds raised through this offering to reimburse any officer, director, employee or stockholder for services rendered, assets previously transferred, or monies loaned or advanced. See Question 9(a) "Use of Proceeds".

11. **Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.**

We are not in default or breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. The Company has no significant trade payables that have not been paid within the stated trade term and is not subject to any unsatisfied judgments, liens, or settlement obligations.

We do not expect for the revenues we receive from our existing production to be sufficient to cover our current operating expenses. However, our founder, sole Director, Chief Executive Officer and principal stockholder prior to this offering, Ken Goggans, has agreed to contribute supplemental funding in such amounts as may be necessary to cover any operational expenses incurred by us in excess of the revenues received from our existing production, until the earlier of our acquisition of production that covers our operational expenses or his contribution of $500,000. As a result of this support commitment, we are not having and do not anticipate having within the next 12 months any liquidity or cash flow problems. If Mr. Goggans were to default on his support obligation, we would be required to support our operations from the proceeds of the offering or from funds raised through other means. If we are not successful in raising sufficient funding through this offering or obtaining additional funds through other means, we would face liquidity or cash flow problems within the next twelve months in the case of any default by Mr. Goggans in his support obligations.

12. Indicate whether the proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Our founder, Chief Executive Officer and principal stockholder, Ken Goggans, has agreed in connection with his purchase of shares of our Class A Common Stock to fund any operational expenses we incur in excess of our revenues until we acquire sufficient production to cover such shortfall, subject to a cap of $500,000. As a result, we expect to use the proceeds of this offering primarily to purchase production in the Permian Basin. We intend to acquire an initial producing property in the second half of 2010. If successful in acquiring such a property, we anticipate that the revenues from this property will be sufficient to cover our operating expenses for the balance of the 12 month period after this offering. We anticipate that the proceeds of this offering will form a portion of the capital necessary to purchase this initial property. However, due to the capital intensive nature our business, we will be required to obtain additional debt or equity financing to purchase an initial property. We currently anticipate that this additional financing will be procured primarily through bank lending facilities. While no bank financing arrangements currently are in place, we are actively in discussions with a number of candidates to supply this financing. If we are unable to secure debt financing on terms that are acceptable to us, or if we sell less than the maximum number of securities being offered, we may be required to obtain additional equity financing or to form joint ventures or partnerships with other companies to complete the acquisition of such a property. In addition, even if the maximum proceeds available pursuant to this offering is raised, we currently anticipate seeking additional equity financing soon after the completion of this offering to assist in meeting our intermediate term business objectives. We anticipate that this equity financing will be raised through an additional offering that will be registered pursuant to the Securities Act of 1933. We have no commitments with respect to such financing and there can be no assurance any such offering will be successful.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

The following table represents our capitalization, as of August 6, 2010, the date of our most recent unaudited balance sheet, and as adjusted for the issuance of the minimum and maximum shares we are offering.

	As of:	Amount Outstanding As Adjusted	
	8/6/2010	Minimum	Maximum
Debt:			
Short-term debt (average interest rate 0%)	$0	$0	$0
Long-term debt (average interest rate 0%)	0	0	0
Total debt	$0	$0	$0
Stockholders equity (deficit):			
Preferred Stock, par value $.01; authorized 100,000,000 shares; issued and outstanding-None	$0	$0	$0
Class A Common Stock, par value $.0001; authorized 100,000,000 shares; issued and outstanding-80,000,100 (80,000,100 and 80,000,100, as adjusted)	8,000	8,000	8,000
Class B Common Stock, par value $.01; authorized 400,000,000 shares; issued and outstanding-10,000,000 (10,000,000 and 15,000,000, as adjusted)	100,000	100,000	150,000
Additional paid in capital	662,000*	662,000*	5,612,000*
Retained earnings (deficit)	0	0	0
Total stockholders equity (deficit)	770,000*	770,000*	5,770,000*
Total Capitalization	$770,000*	$770,000*	$5,770,000*

---

* On August 5, 2010, we sold 70,000,000 shares of our Class A Common Stock and 10,000,000 shares of our Class B Common Stock to Ken Goggans in exchange for (i) approximately $20,000, (ii) the contribution of our existing producing property, and (iii) Mr. Goggans' agreement to provide future financial support in such amount as may be necessary to cover our operating expenses in excess of our revenues, if any, from the producing property contributed by Mr. Goggans (instead of using the offering proceeds for this purpose), until such time as we reach cash flow positive status or the contribution of $500,000, whichever is earlier. We value the property contributed by Mr. Goggans in connection with this sale at $750,000, based on a valuation prepared by the operator of the property. The operating company is not an independent third party engineering firm in the business of valuing oil and gas properties.
On August, 5, 2010, we sold 10,000,000 shares of our Class A Common Stock to Manek Energy, Inc., a company wholly owned and controlled by Ken Goggans, in exchange for approximately $182,500 of indebtedness owed by us to Manek Energy in connection with operational services delivered to us from the date of our incorporation through August 5, 2010. Pursuant to an agreement between Manek Energy and us, these operational services were provided to us at Manek Energy's cost.

Number of Preferred shares authorized to be outstanding: 100,000,000 shares. **Par value per share**: $.01.
Number of Class A Common shares authorized: 100,000,000 shares. **Par or stated value per share, if any:** $ .0001.
Number of Class B Common shares authorized: 400,000,000 shares. **Par or stated value per share, if any:** $ .01.
Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options warrants or rights: 80,000,100 shares of Class B Common shares are reserved for issuance in connection with conversion of Class A Common Shares which convert to Class B Common Share on a one for one basis.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[x] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ______________________
[ ] Other: ____

15. These securities have:

Yes	No	
[ ]	[x]	Cumulative voting rights
[ ]	[x]	Other special voting rights
[ ]	[x]	Preemptive rights to purchase in new issues of shares
[ ]	[x]	Preference as to dividends or interest
[ ]	[x]	Preference upon liquidation
[x]	[ ]	Other special rights or preferences (specify): See explanation below

Explain: The Class B Common shares offered hereby have no special voting rights. However, the Class A shares held by Ken Goggans, our founder, sole Director, Chief Executive Officer and principal stockholder prior to this offering, are entitled to 10 votes per share, with the effect that Mr. Goggans initially will be able to control all matters submitted to stockholders for approval. Class A Common Stock is convertible into Class B stock on a one for one basis.

16. Are the securities convertible? [ ] Yes [x] No
If so, state the conversion price or formula. Not applicable
Date when conversion becomes effective: Not applicable
Date when conversion expires: Not applicable

17. (a) If securities are notes or other types of debt securities:

The shares offered are not notes or other types of debt securities, so this question is not applicable to us.

(b) If notes of other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ration of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

We are not offering debt securities so this question is not applicable to us.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. **If securities are Preference or Preferred stock:**

Are unpaid dividends cumulative?	[ ] Yes [ ] No	Not applicable
Are securities callable?	[ ] Yes [ ] No	Not applicable

We are not offering Preference or Preferred stock so this question is not applicable to us.

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. **If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:**

Although we anticipate entering into loan arrangements in the future, we have not entered into any such loan or other financing arrangements to date. We anticipate that any lending arrangements we enter into in the future will restrict our ability to pay dividends. Regardless of any such loan covenants, we intend to retain our capital for use in expanding our business and do not anticipate paying dividends in the foreseeable future.

20. **Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis):**

We currently have no material assets available for payment of dividends. For the foreseeable future, we anticipate retaining all of our available capital for use in the growth of its business and do not anticipate to paying dividends.

PLAN OF DISTRIBUTION

21. **The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:**

We do not intend to sell the securities through any agents with commission based compensation arrangements. We expect sales efforts to be conducted by the officers of the Company who will receive no additional compensation for such efforts.

22. **Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)**

We do not intend to use the services of any sales agents or finders in connection with this offering. Sales of our securities will be made by our officers. Under our bylaws, no director or officer will be held personally liable to us or our stockholders for damages resulting from a breach of fiduciary duty as a director or officer to the fullest extent allowed by law. Also, under our bylaws, directors and officers will be indemnified to the fullest extent allowed by the law against all damages and expenses suffered by a director or officer being party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

23. **Describe any material relationships between any of the selling agents or finders and the Company or its management.**

The Company does not intend to use any selling agents or finders for this offering, so this question is not applicable to us.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company though which this offering is being made.

The Company anticipates that the offering will be made primarily through the efforts of the following Company officers:

Kenneth A. Goggans, Director and Chief Executive Officer
1513 Houston St.
Sulphur Springs, TX 75482
(903) 439-6414

Gary W. McBride, Vice President-Business Development
1513 Houston St.
Sulphur Springs, TX 75482
(903) 439-6414

Michael Morgan, Vice President-Investor Relations
777 Main St.
Ft. Worth, TX 76102
(903) 439-6414

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

This offering is limited to persons or entities that are residents of the state of Texas, that have indicated a willingness to hold the securities for at least 12 months after the conclusion of this offering and that are accredited investors within the meaning of Rule 501(a) promulgated under the Securities Act of 1933, which includes persons that come within any of the following at the time of sale of the securities.

1. Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

2. Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

3. Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

4. Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

5. Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000, excluding the value of the person's primary residence and including the amount of any debt in excess of the value of the person's primary residence;

6. Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

7. Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii); and

8. Any entity in which all of the equity owners are accredited investors.

Will the certificates bear a legend notifying holders of such restrictions? [x] Yes [ ] No

In accordance with the requirement of state law, shares sold in the offering will be subject to resale restrictions. These are set out in the subscription agreement and include an agreement not to sell the shares in the 12 months following the offering registered in accordance with applicable securities laws or exempt from such registration. Certificates representing the shares will bear a legend notifying holders of these transfer restriction.

26. (a) Name, address, and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if minimum proceeds are not raised:

We have not are requiring a minimum amount of proceeds to be raised in the offering. Upon receipt of and acceptance of your subscription, the proceeds of your subscription will become immediately available for use by us. Accordingly, we are not using an using an escrow agent in connection with the offering.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Because we have not established a minimum for the offering, subscriptions may be accepted by us upon receipt. Once your subscription has been accepted by us, your funds will not be returned. Accordingly, you should carefully consider the information in this Offering Circular, including the risk factors described in Question 2, before sending us your subscription.

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No Not Applicable.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

We presently have 80,000,100 shares of Class A Common and 10,000,000 shares of Class B Common outstanding. All of such shares are owned by Ken Goggans, our sole Director and Chief Executive Officer, or by entities controlled by Mr. Goggans. As a result of his position with us, Mr. Goggans is considered an affiliate within the meaning of Rule 144 promulgated under the Securities Act of 1933 ("Rule 144"), and therefore all of our shares owned by him are subject to the resale restrictions set forth in Rule 144. As a result, Mr. Goggans may only resell our securities he owns pursuant to an effective registration statement under the Securities Act of 1933 or in compliance with the resale restrictions contained in Rule 144.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company was formed in June 2010 and we have never paid dividends, made any distributions upon our stock or redeemed any securities. We currently intend to use all of our capital resources for use in growth of the business and do not have plans to pay any dividends or redeem any securities in the foreseeable future.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: **Title: Chief Executive Officer, Chairman**

Name: Ken Goggans Age: 29

Office Street Address: 1513 Houston St., Sulphur Springs, TX 75482 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Mr. Goggans has served our Chief Executive Officer and sole Director since our founding in June 2010. Prior to founding Richland, Mr. Goggans served as Chief Executive Officer of Manek Energy, Inc., a company that he founded in 2006 and grew to become the largest provider of well completion services in the Marcellus Shale. From the time of its founding through the sale of its primary operations to Weatherford International, Ltd. in February 2010, Manek Energy completed approximately 850 wells and served approximately 50 independent operators active in the Marcellus Shale. At its peak, Manek Energy held approximately 65 percent market share of completion services in the Marcellus Shale. Manek Energy is credited with being a pioneer in the commercialization of streaming real-time data collected from oil wells over secure networks. In January 2008, Mr. Goggans also founded Manek Equipment, Inc., which under his supervision as Chairman has grown from a start up to become a leading suppliers of oil field equipment. Currently, Manek Equipment has 35 employees and approximately $20 million in revenue (projected or fiscal 2010). While Mr. Goggans continues to serve as Chairman of the Board of Manek Equipment, he intends to devote his full-time efforts to the growth and development of Richland. While Manek Energy will continue to perform certain administrative functions, the company has no intention of conducting exploration and production activities in the future. Mr. Goggans also owns Manek Exploration, Inc., an exploration and production company through which he makes personal investments. Manek Exploration will not be active in the three geographic areas that we are primarily focused on.

Education: (degrees, schools, and dates):

Mr. Goggans holds a Bachelor of Arts degree in Business Administration awarded by Texas Tech University, Lubbock, Texas, in May 2003. Mr. Goggans also holds a Masters in Business Administration awarded by Texas Tech University, Lubbock, Texas, in May 2004.

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Subject to attending Board meetings of the other businesses he owns, Mr. Goggans intends spend substantially full time on Company matters.

30. Chief Operating Officer: **Title: N/A**

The Company does not have a Chief Operating Officer and currently does not plan to separate this function from the functions performed by our Chief Executive Officer. As Chief Executive Officer, Mr. Goggans will serve as the officer in charge of actual day-to-day operations of the Company's business. See Chief Executive Officer.

Title: N/A

Name: N/A

Age: N/A

Office Street Address: N/A

Telephone No.: N/A

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities: N/A

Education: (degrees, schools, and dates): N/A

Also a Director of the Company [ ] Yes [ ] No N/A

Indicate amount of time to be spent on Company matters if less than full time: N/A

31. Chief Financial Officer: Title: Acting Chief Financial Officer

Name: Shannon Cornelison-Brown Age: 28

Office Street Address: 1513 Houston St., Sulphur Springs, TX 75482 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Mrs. Cornelison-Brown has served as our Acting Chief Financial Officer since August, 2010. From January 2008 until joining us, Mrs. Cornelison-Brown was a staff accountant for Robert J. Russell, CPA, where she worked with clients to prepare tax returns, analyze investment opportunities and advise clients about tax repercussions and deductions. From April 2006 to December 2007, Mrs. Cornelison-Brown worked for Highland Capital Management, L.P., as a real estate associate where she analyzed real estate and hedge fund investments. From September 2004 to April 2006, Mrs. Cornelison-Brown worked as the head legal assistant for the law offices of Arthur K. Smith III, where she drafted pleadings and projected current levels of account receivables based on different rates and discounts.

Education: (degrees, schools, and dates):

Mrs. Cornelison-Brown received her Bachelor of Arts in Business Administration from Austin College in 2004. She was awarded her Masters in Business Administration with a concentration in finance by the University of North Texas in December 2007.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mrs. Cornelison-Brown intends to devote substantially full time to Company matters.

32. Other Key Personnel:

(A): Name: C. Scott Royal Age: 58

Title: Vice President-Acquisitions and Divestitures

Office Street Address: 777 Main St., Fort Worth, TX 76102 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Scott Royal has served as our Vice President-Acquisitions and Divestitures since August 2010. Mr. Royal's duties include serving as lead engineer on all development and redevelopment projects, leading our mergers and acquisitions efforts, and evaluating acquisition prospects. From September 2006 until joining us, Mr. Royal was a senior staff engineer at Encore Acquisition Company, where he was responsible for evaluating of oil fields in the states of Texas, Oklahoma, Wyoming and Montana. From February 2005, until joining Encore Acquisition Company, Mr. Royal served as the sole engineer at R.L. Adkins Corporation, an independent oil and gas exploration and production company, where he was responsible for guiding workovers, completions, recompletions and acquisitions and performing acreage and reserve evaluations. Prior to working with Encore Acquisition Company, Mr. Royal worked as an engineer at Matador and Redstone, both independent oil and gas exploration and production companies. Mr. Royal is a licensed Professional Engineer in the state of Texas and is a thirty-six year member of the Society of Petroleum Engineers.

Education: (degrees, schools, and dates):

Mr. Royal received his Bachelor of Science in Petroleum Engineering from Texas A&M University in 1974.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Royal intends to devote substantially full time to Company matters.

(B): Name: Scott Ritchie* Age: 57

Title: Vice President-Reservoir Engineering

Office Street Address: 777 Main St., Fort Worth, TX 76102 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Scott Ritchie has accepted an offer of employment to become our Vice President-Reservoir Engineering. Mr. Ritchie's duties will include calculating reserves and updating reserve reports and engineering all of our drilling and recompletion programs. From 2005 until joining us, Mr. Ritchie served as senior staff reservoir engineer at Encore Acquisition Corporation, developing oil and gas reserve calculations and reservoir evaluations and acquisitions, as well as overseeing drilling and on-going exploration activities. Mr. Ritchie's reservoir engineering experience has put him to work throughout the states of Texas, Oklahoma, New Mexico, Louisiana and Wyoming. Mr. Ritchie is a Professional Engineer in the state of Texas.

Education: (degrees, schools, and dates):

Mr. Ritchie was awarded a Bachelor of Arts degree in 1976 and earned a M.S. in Petroleum Engineering from the University of Texas at Austin in 1979.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Ritchie has indicated that he intends to devote substantially full time to Company matters.

*Mr. Ritchie has not started with us and while, through written acceptance of an offer letter, has agreed to join us and has indicated his intention to start on October 1, 2010, we cannot assure he will join us as planned.

(C): Name: Brent Johnson* Age: 52

Title: Vice President- Geology

Office Street Address: 777 Main St., Fort Worth, TX 76102 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Brent Johnson has accepted an offer of employment to become our Vice President- Geology. Mr. Johnson's duties will include reviewing seismic data for mapping, analyzing and geological evaluation of potential acquisitions for us. Prior to joining us, Mr. Johnson served for more than five years as senior staff geologist at Encore Acquisition Company, where he lead efforts to map large portions of several counties throughout the states of Texas Oklahoma, New Mexicana, Louisiana and Arkansas. During his twenty-seven year career in the oil and gas industry, Mr. Johnson has worked for Cities Service, Broken Arrow Petroleum, Southwest Reserves and Cortez Oil & Gas. Mr. Johnson is a licensed Professional Geoscientist in the state of Texas and has been responsible for mapping efforts on more than 1,000 wells.

Education: (degrees, schools, and dates):

Mr. Johnson received his B.S. in Geology in 1979 from Texas A&M University and received his Masters in Business Administration with a concentration in finance from Texas A&M University in 1981.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Johnson intends to devote substantially full time to Company matters.

*Mr. Johnson has not started with us but through written acceptance of an offer letter has agreed to join us and has indicated his intention to start on August 16, 2010.

(D): Name: Roy Yates Age: 51

Title: Vice President-Geology

Office Street Address: 777 Main St. Fort Worth, TX 76102 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Mr. Yates has served as our Vice President-Geology since August, 2010. Mr. Yates duties will include reviewing seismic data for mapping, analyzing and geological evaluation of potential acquisitions for us. From January 2006 until joining us, Mr. Yates served as senior staff geologist with Encore Acquisition Corporation, where he was responsible for large scale mapping efforts in the states of Texas, New Mexico, Oklahoma, Louisiana and Wyoming. Mr. Yates has over 25 years of experience providing geological expertise to independent Oil Companies, major oil companies, mid-sized oil companies and service companies. Mr. Yates is a registered Professional Geologist in both Texas and Wyoming.

Education: (degrees, schools, and dates):

Mr. Yates holds a Bachelor of Sciences in Geology awarded by Hardin Simmons University, Abilene, Texas, in 1985. Mr. Yates also holds a Masters of Sciences in Geology awarded by Baylor University, Waco, Texas, in 1992.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Yates intends to devote substantially full time to Company matters.

(E): Name: Robert B. Daws Age: 51

Title: Vice President-Land

Office Street Address: 777 Main St., Fort Worth, TX 76102 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Rob Daws has accepted an offer of employment to become our Vice President-Land. Mr. Daws duties will include acquiring new lease acreage, monitoring current lease acreage and managing legal documentation associate with acquiring lease acreage. Mr. Daws experience in the oil and gas industry spans 27 years in a combination of roles in corporate land administration for Union Pacific, Snyder Oil and Burlington Resources as well land manager/landman responsibilities for Bettis, Boyle and Stovall, Magnum Hunter, Devon Energy and Encore Acquisition Company.

Education: (degrees, schools, and dates):

Mr. Daws holds a Bachelor of Science in Business Management awarded by Oral Roberts University in 1982.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Daws intends to devote substantially full time to Company matters.

*Mr. Daws has not started with the Company but through written acceptance of an offer letter has agreed to join us and has indicated his intention to start on August 16, 2010.

(F): Name: Hubert "Chip" Vaughn Age: 56

Title: Vice President-f Production

Office Street Address: 1513 Houston St., Sulphur Springs, TX 75482 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Chip Vaughn has served as our Vice President-Production since August 2010. Prior to joining us, Mr. Vaughn worked as a gas fields production manager for Manek Energy, beginning in 2008. From 2001, until joining Manek Energy, Mr. Vaughn worked for Southern Crane and Elevator Service inspecting and repairing overhead cranes and elevators. He also certified work in surface mines, including electrical repairs. Prior to Southern Crane and Elevator Service, Mr. Vaughn worked extensively managing oil and gas production activities both domestically and internationally.

Education: (degrees, schools, and dates): None.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Vaughn intends to devote substantially full time to Company matters.

(G): Name: Michael Morgan Age: 30

Title: Vice President- Investor Relations

Office Street Address: 777 Main St., Ft. Worth, TX 76102 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Mike Morgan has served as our Vice President-Investor Relations since August 2010. Prior to joining us, from December 2008 through February 2010, Mr. Morgan served as President of BlackGold Holdings, an exploration and production company with a focus in enhanced oil recovery technology. Before BlackGold Holdings, beginning in May 2004, Mr. Morgan served as Director of Finance and Business Development for Bluecore Energy, where he was in charge of managing, financing and developing different oil field technologies in the North Texas and Southern Oklahoma.

Education: (degrees, schools, and dates):

Mr. Morgan holds a Bachelor of Arts in Management awarded by the University of Houston, Houston, Texas, in 2005. Mr. Morgan is also a candidate to receive a Bachelor of Science in Finance and a Master of Science in Management from Thomas Edison State College, Trenton, New Jersey, in spring of 2011.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Morgan intends to devote substantially full time to Company matters.

(H): Name: Gary McBride Age: 41

Title: Vice President- Business Development

Office Street Address: 1513 Houston St., Sulphur Springs, TX 75482 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Gary McBride has served as our Vice President-Business Development since August 2010. Mr. McBride brings us over 10 years of experience in business development, acquisitions, due diligence, and evaluation of oil and gas opportunities. His main focus will be on the strategic development and execution of all operational aspects of our Company. Prior to joining us, beginning in 2008, Mr. McBride served as Vice President-Business Development for Manek Energy where he was influential in the growth and success of Manek Energy's locations in Corning, New York and Triadelphia, West Virginia.

Education: (degrees, schools, and dates): None.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. McBride intends to devote substantially full time to Company matters.

DIRECTORS OF THE COMPANY

33. **Number of Directors:** One.

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Our directors are elected annually. We have no special arrangements with respect to election. As a result of his beneficial ownership of all outstanding shares of Class A Common Stock, Ken Goggans, our Chief Executive Officer, sole director and principal stockholder, will be able to control the election of all directors for the foreseeable future.

34. **Information concerning outside or other Directors (i.e. those not described above):**

Ken Goggans currently is our only director. We intend to identify suitable outside directors to join our Board, but no such outside directors have been identified to date.

35. **(a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?**

[x] Yes [ ] No **Explain:**

Our Chief Executive Officer and Chairman, Ken Goggans, founded Manek Energy, Inc in 2006 and under his leadership the company grew to become the dominant company performing well completions in the Marcellus Shale. From the time of its founding through the sale of its primary operations to Weatherford International in February 2010, Manek Energy completed approximately 850 wells and served approximately 50 independent operators active in the Marcellus Shale. At its peak, Manek Energy held approximately 65 percent market share of completion services in the Marcellus Shale. Manek Energy is credited with being a pioneer in the commercialization of streaming real-time data collected from oil wells over secure networks. In January 2008, Mr. Goggans founded Manek Equipment, Inc., which under his supervision as Chairman has grown from a start up to become a leading supplier of oil field services equipment. Currently, Manek Equipment has 35 employees and approximately $20 million in revenue (projected or fiscal 2010).

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

All of our key executives formerly worked for either Manek Energy or Encore Acquisition Company, both of which are active in the same industry as our Company. Manek Energy is an affiliate of ours and in a support services agreement entered between Manek Energy and us, Manek Energy agreed to waive any claims against its employees for conversion or theft of trade secrets, know-how or other proprietary information. None of the employees that formerly worked at Encore are parties to noncompetition agreements that would restrict their ability to join us and none are parties to confidentiality agreements with Encore. Further, we believe that these employees are not in possession of any proprietary or confidential information would be harmful to Encore if disclosed. Encore has been alerted that Messrs. Royal, Johnson, Ritchie and Daws intend to join us and has not raised any objections.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development state and describe the circumstance, including relevant dates.

Our Company was formed in June, 2010 and is a development stage company. Ken Goggans, our Chief Executive Officer and sole Director, served as Manek Energy's Chief Executive Officer and managed the company through its start up and a subsequent high growth state to become a company with approximately 100 employees and $7.5 million in revenues. At its peak, Manek Energy was the largest well completion provider in the Marcellus Shale, holding approximately 65% market share. Mr. Goggans also founded Manek Equipment, an oil field equipment manufacturing company, and, as Chairman, supervised it's growth through its start up state. Today, Manek Equipment has grown to a company with approximately $20 million in revenues (expected for fiscal 2010) and approximately 35 employees.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement to the Company.

All of our key personnel are or will become employees and none are consultants or independent contractors. Messrs. Johnson, Ritchie and Daws have not started with us yet, and, while each has accepted an offer of employment with us and are scheduled to start soon, we cannot assure you that they will do so.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the person insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the state of the insured person or a surviving spouse.

We currently do not carry key man life insurance. We intend to obtain key man life insurance on Ken Goggans in the future, but the amount and terms of such a policy have not been determined.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, set forth below the name of such persons, and the nature and date of such action.

None of these has occurred.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares:	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares Held After Offering if All Securities Sold	% of Total
Class A Common	(1)	80,000,100(3)	100%(2)(3)	80,000,100(3)	100%(2)(3)
Class B Common	(1)	10,000,000(3)	100%(2)(3)	10,000,000(3)	66.7%(2)(3)
Name: Ken Goggans Office Street Address: 1513 Houston St. Sulphur Springs, TX 75482 Telephone No.: (903) 439-6414 Principal Occupation: CEO, Richland Resources Corporation					
Class A Common	$0.02(4)	10,000,000(3)	12.5%(2)(3)	10,000,000(3)	12.5%(2)(3)
Name: Manek Energy, Inc. Office Street Address: 1513 Houston St. Sulphur Springs, TX 75482 Telephone No.: (903) 439-6414 Principal Occupation: n/a					

1. On August 5, 2010, we sold 70,000,000 shares of our Class A Common Stock and 10,000,000 shares of our Class B Common Stock to Ken Goggans in exchange for (i) approximately $20,000, (ii) the contribution of our existing producing property, and (iii) Mr. Goggans' agreement to provide future financial support in such amount as may be necessary cover our operating expenses in excess of our revenues, if any, from the producing property contributed by Mr. Goggans (instead of using the offering proceeds for this purpose), until such time as we reach cash flow positive status or the contribution of $500,000, whichever is earlier. We value the property contributed by Mr. Goggans in connection with this sale at $750,000, based on a valuation prepared by the operator of the property. The operating company is not an independent third party engineering firm in the business of valuing oil and gas properties.
2. Mr. Goggans' Class A Common shares are entitled to 10 votes per share on matters submitted to stockholders for approval. In addition, Mr. Goggans wholly owns and controls Manek Energy, and accordingly he is deemed to beneficially own the 10,000,000 Class A Common shares held by Manek Energy. Through his combined beneficial ownership of Class A and Class B Common shares, Mr. Goggans will hold 100% of the voting power of the outstanding Class A and Class B Common shares combined if the minimum shares offered are sold and 99.4% of such combined voting power if the maximum shares offered are sold. As a result, Mr. Goggans will be able to control all matters submitted to stockholders for approval for the foreseeable future.
3. Mr. Goggans holds 70,000,100 Class A Common shares in his name. Mr. Goggans wholly owns and controls Manek Energy, and accordingly he is deemed to also beneficially own the 10,000,000 Class A Common shares held by Manek Energy. Mr. Goggans' Class A Common shares are convertible at any time at his election into Class B Common shares on a one for one basis. If Mr. Goggans were to convert all of the Class A Common shares that he beneficially owns, he would beneficially own a total of 90,000,100 Class B Common shares, or 100% of the outstanding Class B Common shares if the minimum shares offered are sold and 94.7% of such shares if the maximum shares offered are sold.
4. On August, 5, 2010, we sold 10,000,000 shares of our Class A Common Stock to Manek Energy, Inc., a company wholly owned and controlled by Ken Goggans, in exchange for approximately $182,500 of indebtedness owed by us to Manek Energy in connection with operational services delivered to us from the date of our incorporation through August 5, 2010. Pursuant to an agreement between Manek Energy and us, these operational services were provided to us at Manek Energy's cost.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 80,000,100 Class A shares (100% of total outstanding)
10,000,000 Class B shares (100% of total outstanding)
After offering: **a) Assuming minimum securities sold:**
80,000,100 Class A shares (100% of total outstanding)
10,000,000 Class B shares (100% of total outstanding)
b) Assuming maximum securities sold:
80,000,100 Class A shares (100% of total outstanding)
10,000,000 Class B shares (66.7% of total outstanding)
(Assume all options exercised and all convertible securities converted.)

All outstanding shares of Class A and Class B Common prior to this offering are beneficially owned by Ken Goggans. Please see footnote (2) and (3) to the Principal Shareholder table in Question 37 for information on Mr. Goggans' percentage ownership on an as converted basis.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

None of our Officers, Directors, key personnel or principal stockholders is related to each other by blood or marriage.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

On August 5, 2010, we sold 70,000,000 shares of our Class A Common Stock and 10,000,000 shares of our Class B Common Stock to Ken Goggans in exchange for (i) approximately $20,000, (ii) the contribution of our existing producing property, and (iii) Mr. Goggans' agreement to provide future financial support in such amount as may be necessary cover our operating expenses in excess of our revenues, if any, from the producing property contributed by Mr. Goggans (instead of using the offering proceeds for this purpose), until such time as we reach cash flow positive status or the contribution of $500,000, whichever is earlier. We value the property contributed by Mr. Goggans in connection with this sale at $750,000, based on a valuation prepared by the operator of the property. The operating company is not an independent third party engineering firm in the business of valuing oil and gas properties.

On August, 5, 2010, we sold 10,000,000 shares of our Class A Common Stock to Manek Energy, Inc., a company wholly owned and controlled by Ken Goggans, in exchange for approximately $182,500 of indebtedness owed by us to Manek Energy in connection with operational services delivered to us from the date of our incorporation through August 5, 2010.

From the date of our formation on June 16, 2010 through the present, we outsourced all operational activities to Manek Energy, which billed us for these services as its cost pursuant to an agreement between the companies. Through August 5, 2010, we incurred approximately $182,500 of expenses in connection with this arrangement. We do not expect to incur significant additional expenses under this agreement in the future.

We sublease our office space in Sulphur Springs, Texas and Fort Worth, Texas from Manek Energy, which is wholly owned by Mr. Goggans. (See Question 3(g) for information about the terms of these subleases.)

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

We currently have no debt and none of our Officers, Directors, key personnel, or 10% stockholders has guaranteed or co-signed for any other Company obligations. We sublease our office space from Manek Energy, Inc, a company owned by Ken Goggans, our founder and Chief Executive Officer.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

The Company was founded in June 2010 and has had no prior fiscal year.

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

Set forth below is the remuneration we expect to pay our Officers, Directors and key personnel for the current fiscal year, after which future compensation decisions will be made by the Company's Board of Directors.

		Cash	Other
Chief Executive Officer:	Kenneth Goggans	$-- (1)	(1)
Chief Operating Officer:	n/a	n/a (2)	(2)
Acting Chief Financial Officer:	Shannon Cornelison-Brown	$100,000(3)	(3)
Key Personnel:	Scott Richie	$180,000(4)	(4)
	Scott Royal	$175,000(5)	(5)
	Brent Johnson	$165,000(6)	(6)
	Roy Yates	$163,000(7)	(7)
	Robert Daws	$145,000(8)	(8)
	Gary McBride	$100,000(9)	(9)
	Hubert C. Vaughn	$80,000(10)	(10)
	Michael Morgan	$72,000(11)	(11)
Total:		$1,180,000	
Directors as a group (number of persons 1)		$0	

1. Mr. Goggans has elected not to draw any cash compensation from us in fiscal 2010.
2. We have no Chief Operating Officer, so this is not applicable.
3. Ms. Cornelison-Brown compensation will include a base salary of $100,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 35% of her base salary. We also will provide Ms. Cornelison-Brown with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by her each year. Ms. Cornelison-Brown is provided a laptop computer and cell phone in connection with the performance of her duties.
4. Mr. Richie's compensation will include a base salary of $180,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 35% of his base salary. We also will provide Mr. Ritchie with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by him each year. Mr. Ritchie is provided a laptop computer and cell phone in connection with the performance of his duties. While Mr. Ritchie has accepted our offer of employment, he has not joined us yet and we cannot assure he will do so.
5. Mr Royal's compensation will include a base salary of $175,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 35% of his base salary. We also will provide Mr. Royal with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by him each year. Mr. Royal is provided a laptop computer and cell phone in connection with the performance of his duties.
6. Mr. Johnson compensation will include a base salary of $165,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 35% of his base salary. We also will provide Mr. Johnson with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by him each year. Mr. Johnson is provided a laptop computer and cell phone in connection with the performance of his duties.
7. Mr. Yates compensation will include a base salary of $163,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 35% of his base salary. We also will provide Mr. Yates with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by him each year. Mr. Yates is provided a laptop computer and cell phone in connection with the performance of his duties.
8. Mr. Daws compensation will include a base salary of $145,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 30% of his base salary. We also will provide Mr. Daws with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by him each year. Mr. Daws is provided a laptop computer and cell phone in connection with the performance of his duties.
9. Mr. McBride compensation will include a base salary of $100,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 30% of his base salary. We also will provide Mr. McBride with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by him each year. Mr. McBride is provided a laptop computer and cell phone in connection with the performance of his duties.
10. Mr. Vaughn compensation will include a base salary of $80,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 30% of his base salary. We also will provide Mr. Vaughn with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by him each year. Mr. Vaughn is provided a laptop computer and cell phone in connection with the performance of his duties.
11. Mr. Morgan compensation will include a base salary of $72,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 30% of his base salary. We also will provide Mr. Morgan with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by him each year. Mr. Morgan is provided a laptop computer and cell phone in connection with the performance of his duties.

(c) If any employment agreements exist or are contemplated, describe:

We have employment agreements exist and none are contemplated.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:

0 shares (0% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities).

Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

We currently are not a party to any stock purchase agreements, stock options, warrants or rights. We anticipate implementing a stock option plan or stock appreciation rights plan in the future, and have included provisions referencing stock appreciation rights our offer letters with several of our new and prospective employees, but no specifics regarding any such plan have been determined.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements; options or warrants:

We have no existing stock purchase or option plans, so this question is not applicable to us.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Future stock purchase agreements, stock options, warrants, or rights will not require stockholder approval. Subject to the requirements of the Delaware General Corporation Law, our Board of Directors will be responsible for approving stock purchase agreements, stock options, warrants, or rights.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the company and not compete upon any termination.

We are highly dependent on the services of our founder and Chief Executive Officer, Ken Goggans. Due to Mr. Goggans' position and ownership stake in us, we have not considered it necessary to make any supplemental arrangements with Mr. Goggans to assure that he will remain with us.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

We were founded in June, 2010 and neither us, nor any of our Officers, Directors or other key personnel has had any past, pending or threatened litigation or administrative action that has had or may have a material effect on our business, financial condition, or operations.

FEDERAL TAX ASPECTS

44. **If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address, and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.**

We are not an S corporation, and we do not anticipate that significant tax benefits will be available to investors in this offering.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits to the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. **Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, and breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.**

We know of no material factors that will or could affect us or our business that have not been previously discussed in this Offering Circular.

FINANCIAL STATEMENTS

46. **Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.**

[The financial statements begin on the following page.]


RICHLAND
RESOURCES

Re: Summary of Significant Accounting Policies

Richland Resources Corporation is a development stage company with no prior operations, and, accordingly, no income statement is included in this Offering Circular. The following balance sheet, dated August 6, 2010, reflects the contribution of assets on August 5, 2010 by our founder in exchange for shares of Class A Common Stock. This unaudited balance sheet includes all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of the financial position of the Company as of August 6, 2010.

Sincerely,

Shannon Cornelison-Brown
Acting Chief Financial Officer

RICHLAND RESOURCES
(An Exploration Stage Company)
Consolidated Balance Sheet
August 6, 2010

ASSETS	
Current Assets	$20,000
Oil and Gas Properties	750,000[1 2]
TOTAL ASSETS	$770,000
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	$0
Non-current Liabilities	0
TOTAL LIABILITIES	$0
Stockholders' Equity	
Preferred Stock, par value $0.01, 100,000,000 shares authorized, 0 shares issued and outstanding.	$0
Class A Common Stock, par value $0.0001, 100,000,000 shares authorized, 80,000,100 shares issued and outstanding.	8,000
Class B Common Stock, par value $0.01, 400,000,000 shares authorized, 10,000,000 shares issued and outstanding.	100,000
Additional Paid-in Capital	662,000
TOTAL STOCKHOLDERS' EQUITY	$770,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$770,000

[1] The valuation of the oil well is based on an engineering report, which values the well at $85,714.28*35 Barrels of oil per day*25% WI. The actual cost basis of the well, which includes the equipment, drilling, etc. is $1,596,113.28 and the transferor's cost is $399,028.32.

[2] The purchase of the oil and gas properties is a related-party transaction, in which the transferor is the majority stockholder of the transferee.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. **If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.**

We commenced operations in June 2010 and do not have any historical operating results.

48. **Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.**

We commenced operations in June 2010 and do not have any historical operating results. See Question 3 (c) for a discussion of industry economics and trends.

49. **If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:**

We began operations in June 2010 and have had no sales in any prior periods.

What is the anticipated gross margin for next year of operations:

We have had no operational history and currently are unable to provide reliable estimates of our future gross margins.

If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Based on our general knowledge of industry competitors, we believe typical gross margins in the industry are between 36-40%. Many factors could prevent us from reaching such gross margins. (See Question 2 "Risk Factors" and Question 3(c).)

50. **Foreign sales as a percent of total sales for last fiscal year:** 0%.
Domestic government sales as a percent of total domestic sales for last fiscal year: 0%.
Explain the nature of these sales, including any anticipated changes:

We were formed in June 2010 and have had no operations in any prior fiscal years. The Company does not anticipate having any foreign sales or domestic government sales in the future.

[End]

PART III – EXHIBITS

Item 1. Index to Exhibits

2.1 Amended and Restated Certificate of Incorporation of Richland Resources Corporation

2.2 Bylaws of Richland Resources Corporation

4.1 Form of Subscription Agreement

6.1 Sublease Agreement between Manek Energy, Inc. and Richland Resources Corporation relating to office space in Sulphur Springs, Texas

6.2 Sublease Agreement between Manek Energy, Inc. and Richland Resources Corporation relating to office space in Fort Worth, Texas

6.3 Conveyance and transfer agreement relating to producing property in Wood County, Texas

6.4 Operations agreement relating to operations of producing property in Wood County, Texas

6.5 Limited Financial Support Agreement between Richland Resources Corporation and Kenneth Goggans

6.6 Operational Support Agreement between Manek Energy, Inc. and Richland Resources Corporation

10.1 Consent to use reserve report

11 Opinion of Shackelford, Melton & McKinley, LLP

Item 2. Description of Exhibits

2.1 Amended and Restated Certificate of Incorporation of Richland Resources Corporation

2.2 Bylaws of Richland Resources Corporation

4.1 Form of Subscription Agreement

6.1 Sublease Agreement between Manek Energy, Inc. and Richland Resources Corporation relating to office space in Sulphur Springs, Texas

6.2 Sublease Agreement between Manek Energy, Inc. and Richland Resources Corporation relating to office space in Fort Worth, Texas

6.3 Conveyance and transfer agreement relating to producing property in Wood County, Texas

6.4 Operations agreement relating to operations of producing property in Wood County, Texas

6.5 Limited Financial Support Agreement between Richland Resources Corporation and Kenneth Goggans

6.6 Operational Support Agreement between Manek Energy, Inc. and Richland Resources Corporation

10.1 Consent to use reserve report

11 Opinion of Shackelford, Melton & McKinley, LLP

---

* filed herewith

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sulphur Springs, State of Texas, on August 6, 2010.

Richland Resources Corporation



By:____

Kenneth Goggans, Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated:



Kenneth Goggans, Chief Executive Officer — Dated: August 6, 2010



Shannon Cornelison-Brown, Acting Chief Financial Officer — Dated: August 6, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0286
Expires:	December 31, 2010
Estimated average burden hours per response...	608.00

Received SEC
JUL 29 2010
Washington, DC 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

FREE MOVERS, INC.
(Exact name of issuer as specified in its charter)

TX
(State or other jurisdiction of incorporation or organization)

4210 Belgrade, Houston, TX 77045 (281) 690-9705
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

LEE CARTER, 4210 Belgrade, Houston, TX 77045 (281) 690-9705
(Name, address, including zip code, and telephone number, including area code, of agent for service)

(Primary standard Industrial Classification Code Number)

76-0584142
(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq.* Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

PART I—NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

(b) the issuer's officers;

(c) the issuer's general partners;

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

(f) promoters of the issuer;

(g) affiliates of the issuer;

(h) counsel to the issuer with respect to the proposed offering;

(i) each underwriter with respect to the proposed offering;

(j) the underwriter's directors;

(k) the underwriter's officers;

(l) the underwriter's general partners; and

(m) counsel to the underwriter.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

(2) the title and amount of securities issued;

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

(4) the names and identities of the persons to whom the securities were issued.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon forexemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering ofany securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

PART II—OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form S1, 17 CFR 239.11, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

* * * * * * * * * * * * * * * * * * * *

OFFERING CIRCULAR MODEL A.

GENERAL INSTRUCTIONS:

Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety. If the question or series of questions is inapplicable, so state. If the space provided in the format is insufficient, additional space should be created by cutting and pasting the format to add more lines.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may have liability to investors. The selling agents should exercise appropriate diligence to determine that no such inaccuracy or incompleteness has occurred, or they may be liable.

COVERPAGE

Free Movers, Inc.
(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock
Maximum number of securities offered: 5,000,000,000
Minimum number of securities offered: 1,000,000,000
Price per security: $ 0.001
Total proceeds: If maximum sold: $ 5,000,000 If minimum sold: $ 1,000,000
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [✓] No

If yes, what percent is commission of price to public? N/A %

Is there other compensation to selling agent(s)? [ ] Yes [✓] No

Is there a finder's fee or similar payment to any person? [ ] Yes [✓] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [✓] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [✓] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [✓] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[✓] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
Colorado	20101402293	7-19-10

INSTRUCTION: The Cover Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 6 pages.

THE COMPANY

1. Exact corporate name: FREE MOVERS, INC

State and date of incorporation: TX

Street address of principal office: 4210 Belgrade Houston, TX 77045

Company Telephone Number: (281) 690-9705

Fiscal year: 1 (month) 1 (day)

Person(s) to contact at Company with respect to offering:

Lee Carter

Telephone Number (if different from above): ( ) N/A

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) N/A ______________________

(2) ______________________

(3) ______________________

(4) ______________________

(5) ______________________

(6) ______________________

(7) ______________________

(8) ______________________

(9) ______________________

(10) ______________________

(11) ______________________

(12) ______________________

(13) ______________________

(14) ______________________

(15) ______________________

(16) ______________________

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

INSTRUCTION: The Company should avoid generalized statements and include only those factors which are unique to the Company. No specific number of risk factors is required to be identified. If more than 16 significant risk factors exist, add additional lines and number as appropriate. Risk factors may be due to such matters as cash flow and liquidity problems, inexperience of management in managing a business in the particular industry, dependence of the Company on an unproven product, absence of an existing market for the product (even though management may believe a need exists), absence of an operating history of the Company, absence of profitable operations in recent periods, an erratic financial history, the financial position of the Company, the nature of the business in which the Company is engaged or proposes to engage, conflicts of interest with management, arbitrary establishment of offering price, reliance on the efforts of a single individual, or absence of a trading market if a trading market is not expected to develop. Cross references should be made to the Questions wheredetails of the risks are described.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of ___/___/___ $ N/A
(a recent date)

As of ___/___/___ $ N/A
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1)	N/A ↓	N/A ↓	N/A ↓
(2)			
(3)			
(4)			
(5)			

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?
   (If losses, show in parenthesis.)

   Total $__0__ ($__0__ per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

   $$\frac{\text{Offering Price Per Share}}{\text{Net After-Tax Earnings Last Year Per Share}} = \underline{\qquad\qquad} \text{(price/earnings multiple)}$$

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   $2,331,835 ($0.000466367 per share)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

   If the maximum is sold: 100 %
   If the minimum is sold: 20 %

   (b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

   If the maximum is sold: _____ *
   If the minimum is sold: _____ *

   * These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: __________. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $______.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$ 1,000,000	$ 5,000,000
Less: Offering Expenses	100%	$100%
Commissions & Finders Fees		
Legal & Accounting	4,000	4,000
Copying & Advertising		
Other (Specify):		
Net Proceeds from Offering		
Use of Net Proceeds		
Operating Cost	$ 396,000	$ 396,000
	$	$
OPERATING RESERVE	$600,000	$4,400,000
Total Use of Net Proceeds		
	$ 5,000,000	$ 5,000,000
	100%	100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	As Adjusted	
	/ / (date)	Minimum	Maximum
Debt: NO DEBT CURRENTLY	N/A	N/A	N/A
Short-term debt (average interest rate __%)	$ ↓	$ ↓	$ ↓
Long-term debt (average interest rate __%)	$ ↓	$	$
Total debt	$	$	$
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
______	$	$	$
______	$	$	$
______	$	$	$
Common stock — par or stated value	$	$	$
Additional paid in capital	$	$	$
Retained earnings (deficit)	$	$	$
Total stockholders equity (deficit)	$	$	$
Total Capitalization	$	$	$
______	$	$	$

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
N/A	N/A	$ N/A
		$ ↓
		$

Number of common shares authorized:_______ shares. Par or stated value per share, if any: $_______

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: N/A shares.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[✓] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ____________
[ ] Other: ____________

15. These securities have:

Yes	No	
[✓]	[ ]	Cumulative voting rights
[ ]	[✓]	Other special voting rights
[✓]	[ ]	Preemptive rights to purchase in new issues of shares
[✓]	[ ]	Preference as to dividends or interest
[✓]	[ ]	Preference upon liquidation
[ ]	[✓]	Other special rights or preferences (specify): ____________

Explain:

16. Are the securities convertible? [ ] Yes [✓] No
If so, state conversion price or formula.
Date when conversion becomes effective: ___/___/___
Date when conversion expires: ___/___/___

17. (a) If securities are notes or other types of debt securities: N/A To Section (a) + (b)

(1) What is the interest rate?______%
If interest rate is variable or multiple rates, describe: ____________

(2) What is the maturity date?___/___/___
If serial maturity dates, describe: ____________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe: ____________

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices: ____________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe: ____________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $__________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $__________

How much indebtedness is junior (subordinated) to the securities? $ __________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

	Last Fiscal Year		
	Actual	Pro Forma Minimum	Maximum
"Earnings" / "Fixed Charges" =	______	______	______
If no earnings show "Fixed Charges" only	______	______	______

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:

Are unpaid dividends cumulative? [ ] Yes [✓] No
Are securities callable? [ ] Yes [ ] No
Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ __________

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Name: ____________________ Name: ____________________
Address: ____________________ Address: ____________________
____________________ ____________________
Telephone No.: ( ) ______________ Telephone No.: ( ) ______________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: Lee Carter Name: ____________________
Address: P.O. Box 22354 Address: ____________________
Houston, TX 77227 ____________________
Telephone No.: (281) 690-9705 Telephone No.: ( ) ______________

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[ ] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:
Chase Bank , HOUSTON, TX 877-68 CHASE

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Will interest on proceeds during escrow period be paid to investors? [ ] Yes[✓] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: C.E.O. /President

Name: Lee Carter Age: 38

Office Street Address: 4210 Belgrade Houston, TX 77045 Telephone No.: (281) 690-9705

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates): University of Houston : BA in Business

Also a Director of the Company [✓] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

30. Chief Operating Officer: Title: N/A

Name: N/A Age: N/A

Office Street Address: N/A Telephone No.: ( ) N/A

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title: N/A

Name: N/A Age: N/A

Office Street Address: N/A Telephone No.: ( ) N/A

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel:

(A) Name: N/A Age: N/A

Title: N/A

Office Street Address: N/A Telephone No.: ( ) N/A

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(B) Name: N/A Age: N/A

Title: N/A

Office Street Address: N/A Telephone No.: ( ) N/A

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors: 1 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: N/A Age: N/A

Title: N/A

Office Street Address: N/A Telephone No.: ( ) N/A

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(B) Name: N/A Age: N/A

Title: N/A

Office Street Address: N/A Telephone No.: ( ) N/A

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(C) Name: N/A Age: N/A

Title: N/A

Office Street Address: N/A Telephone No.: ( ) N/A

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[ ] Yes [✓] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Name: Lee Carter

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Common	$0.001	5,000,000,000	100	0	0

Office Street Address:
4210 Belgrade
Houston, TX 77045

Telephone No. (281) 690-9705

Principal occupation: C.E.O.

N/A - All Shares owned by Lee Carter (see above)

38. Number of shares beneficially owned by Officers and Directors as a group:
Before offering: [illegible] shares ([illegible] % of total outstanding)
After offering: a) Assuming minimum securities sold: ______ shares (_____ % of total outstanding)
b) Assuming maximum securities sold: ______ shares (_____ % of total outstanding)
(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash N/A	Other N/A
Chief Executive Officer	$ ↓	$ ↓
Chief Operating Officer		
Chief Accounting Officer		
Key Personnel:		
Others:		
Total:	$	$
Directors as a group (number of persons__)	$	$

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

(c) If any employment agreements exist or are contemplated, describe:

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: N/A shares (N/A % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: ______shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Name of Tax Advisor: N/A
Address: N/A
Telephone No. ( )___ - N/A

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: N/A %. What is the anticipated gross margin for next year of operations? Approximately N/A %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

50. Foreign sales as a percent of total sales for last fiscal year: N/A %. Domestic government sales as a percent of total domestic sales for last fiscal year: N/A %. Explain the nature of these sales, including any anticipated changes:

* * * * * * * * * * *

OFFERING CIRCULAR MODEL B.

Item 1. Cover Page

The cover page of the offering circular shall include the following information:

(a) Name of the issuer; Free Movers INC

(b) The mailing address of the issuer's principal executive offices including the zip code and the issuer's telephone number; 4210 Belgrade Houston, Tx 77045

(c) Date of the offering circular; 7/16/10

(d) Description and amount of securities offered (Note: this description should include, for example, appropriate disclosure of redemption and conversion features of debt securities); 5,000,000 shares of common stk par value of $0.001 per share

(e) The statement required by Rule 253; The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other selling literature. These securities are offered pursuant to an exemption; however the commission has not made an independent determination that the securities offered hereunder are exempt from registration

(f) The table(s) required by Item 2;

(g) The name of the underwriter or underwriters; Lee Carter

(h) Any materials required by the law of any state in which the securities are to be offered;

(i) If applicable, identify material risks in connection with the purchase of the securities; and

(j) Approximate date of commencement of proposed sale to the public. 7/16/10

Instruction:

Where the name of the issuer is the same as the name of another well-known company or indicates a line of business in which the issuer is not engaged or is engaged to only a limited extent, a statement should be furnished to that effect. In some circumstances, however, disclosure may not be sufficient, and a change of name may be the only way to cure its misleading character.

Item 2. Distribution Spread

(a) The information called for by the following table shall be given, in substantially the tabular form indicated, on the outside front cover page of the offering circular as to all securities being offered (estimate, if necessary).

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per unit	0.001	0	0
Total	0.001	0	0

If the securities are to be offered on a best efforts basis, the cover page should set forth the termination date, if any, of the offering, any minimum required sale and any arrangements to place the funds received in an escrow, trust, or similar arrangement. The following tabular presentation of the total maximum and minimum securities to be offered should be combined with the table required above.

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other persons
Total Minimum	0.001	0	0
Total Maximum	$1000	0	0

Instructions

1. The term "commissions" shall include all cash, securities, contracts, or anything else of value, paid, to be set aside, disposed of, or understandings with or for the benefit of any other persons in which any underwriter is interested, made in connection with the sale of such security.

2. Only commissions paid by the issuer in cash are to be indicated in the table. Commissions paid by other persons or any form of non-cash compensation shall be briefly identified in a note to the table with a cross-reference to a more complete description elsewhere in the offering circular.

3. Prior to the commencement of sales pursuant to Regulation A, the issuer shall inform the Commission whether or not the amount of compensation to be allowed or paid to the underwriters, as described in the offering statement, has been cleared with the National Association of Securities Dealers, Inc.

4. If the securities are not to be offered for cash, state the basis upon which the offering is to be made.

5. If it is impracticable to state the price to the public, the method by which it is to be determined shall be explained.

(b) Any finder's fees or similar payments shall be disclosed on the cover page with a reference to a more complete discussion in the offering circular. Such disclosure should identify the finder, the nature of the services rendered and the nature of any relationship between the finder and the issuer, its officers, directors, promoters, principal stockholders and underwriters (including any affiliates thereof).

(c) The amount of the expenses of the offering borne by the issuer, including underwriting expenses to be borne by the issuer, should be disclosed in a footnote to the table.

Item 3. Summary Information, Risk Factors and Dilution

(a) Where appropriate to a clear understanding by investors, there should be set forth in the forepart of the offering circular, under an appropriate caption, a carefully organized series of short, concise paragraphs, summarizing the principal factors which make the offering one of high risk or speculative. Note: These factors may be due to such matters as an absence of an operating history of the issuer, an absence of profitable operations in recent periods, an erratic financial history, the financial position of the issuer, the nature of the business in which the issuer is engaged or proposes to engage, conflicts of interest with management, reliance on the efforts of single individual, or the method of determining the market price where no market currently exists. Issuers should avoid generalized statements and include only those factors which are unique to the issuer.

(b) Where there is a material disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past three years, or which they have a right to acquire, there should be included a comparison of the public contribution under the proposed public offering and the effective cash contribution of such persons. In such cases, and in other instances where the extent of the dilution makes it appropriate, the following shall be given: (1) the net tangible book value per share before and after the distribution; (2) the amount of the increase in such net tangible book value per share attributable to the cash payment made by purchasers of the shares being offered; and (3) the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

Item 4. Plan of Distribution

(a) If the securities are to be offered through underwriters, give the names of the principal underwriters, and state the respective amounts underwritten. Identify each such underwriter having a material relationship to the issuer and state the nature of the relationship. State briefly the nature of the underwriters' obligation to take the securities.

(b) State briefly the discounts and commissions to be allowed or paid to dealers, including all cash, securities, contracts or other consideration to be received by any dealer in connection with the sale of the securities.

(c) Outline briefly the plan of distribution of any securities being issued which are to be offered through the selling efforts of brokers or dealers or otherwise than through underwriters.

(d) If any of the securities are to be offered for the account of security holders, indicate on the cover page the total amount to be offered for their account and include a cross-reference to a fuller discussion elsewhere in the offering circular. Such discussion should identify each selling security holder, state the amount owned by him, the amount offered for his account and the amount to be owned after the offering.

(e) (1) Describe any arrangements for the return of funds to subscribers if all of the securities to be offered are not sold; if there are no such arrangements, so state.

(2) If there will be a material delay in the payment of the proceeds of the offering by the underwriter to the issuer, the salient provisions in this regard and the effects on the issuer should be stated.

Instruction:

Attention is directed to the provisions of Rules 10b-9 [17 CFR 240.10b-9] and 15c2-4 [17 CFR 240.15c2-4] under the Securities Exchange Act of 1934. These rules outline, among other things, antifraud provisions concerning the return of funds to subscribers and the transmission of proceeds of an offering to a seller.

Item 5. Use of Proceeds to Issuer

State the principal purposes for which the net proceeds to the issuer from the securities to be offered are intended to be used, and the approximate amount intended to be used for each such purpose.

Instructions:

1. If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect shall be made together with a statement of the amount of proceeds not so allocated and how the registrant expects to employ such funds not so allocated.

2. Include a statement as to the use of the actual proceeds if they are not sufficient to accomplish the purpose set forth and the order of priority in which they will be applied. However, such statement need not be made if the underwriting arrangements are such that, if any securities are sold to the public, it can be reasonably expected that the actual proceeds of the issue will not be substantially less than the estimated aggregate proceeds to the issuer as shown under Item 2.

3. If any material amounts of other funds are to be used in conjunction with the proceeds, state the amounts and sources of such other funds.

4. If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness.

5. If any material amount of the proceeds is to be used to acquire assets, otherwise than in the ordinary course of business, briefly describe and state the cost of the assets. If the assets are to be acquired from affiliates of the issuer or their associates, give the names of the persons from whom they are to be acquired and set forth the principle followed in determining the cost to the issuer.

6. The issuer may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies which are adequately disclosed.

Item 6. Description of Business

(a) Narrative description of business.

(1) Describe the business done and intended to be done by the issuer and its subsidiaries and the general development of the business during the past five years or such shorter period as the issuer may have been in

business. Such description should include, but not be limited to, a discussion of the following factors if such factors are material to an understanding of the issuer's business:

(i) The principal products produced and services rendered and the principal market for and method of distribution of such products and services.

(ii) The status of a product or service if the issuer has made public information about a new product or service which would require the investment of a material amount of the assets of the issuer or is otherwise material.

(iii) The estimated amount spent during each of the last two fiscal years on company- sponsored research and development activities determined in accordance with generally accepted accounting principles. In addition, state the estimated dollar amount spent during each of such years on material customer-sponsored research activities relating to the development of new products, services or techniques or the improvement of existing products, services or techniques.

(iv) The number of persons employed by the issuer, indicating the number employed full time.

(v) The material effects that compliance with Federal, State and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, may have upon the capital expenditures, earnings and competitive position of the issuer and its subsidiaries. The issuer shall disclose any material estimated capital expenditures for environmental control facilities for the remainder of its current fiscal year and for such further periods as the issuer may deem material.

(2) The issuer should also describe those distinctive or special characteristics of the issuer's operation or industry which may have a material impact upon the issuer's future financial performance. Examples of factors which might be discussed include dependence on one or a few major customers or suppliers (including suppliers of raw materials or financing), existing or probable governmental regulation, material terms of and/or expiration of material labor contracts or patents, trademarks, licenses, franchises, concessions or royalty agreements, unusual competitive conditions in the industry, cyclicality of the industry and anticipated raw material or energy shortages to the extent management may not be able to secure a continuing source of supply.

(3) The following requirement in subparagraph (i) applies only to issuers (including predecessors) which have not received revenue from operations during each of the three fiscal years immediately prior to the filing of the offering statement.

(i) Describe, if formulated, the issuer's plan of operation for the twelve months following the commencement of the proposed offering. If such information is not available, the reasons for its unavailability shall be stated. Disclosure relating to any plan should include, among other things, a statement indicating whether, in the issuer's opinion, the proceeds from the offering will satisfy its cash requirements and whether, in the next six months, it will be necessary to raise additional funds.

(ii) Any engineering, management or similar reports which have been prepared or provided for external use by the issuer or by a principal underwriter in connection with the proposed offering should be furnished to the Commission at the time of filing the offering statement or as soon as practicable thereafter. There should also be furnished at the same time a statement as to the actual or proposed use and distribution of such report or memorandum. Such statement should identify each class of persons who have received or will receive the report or memorandum, and state the number of copies distributed to each such class. If no such report memorandum has been prepared, the Commission should be so informed in writing at the time the report or memorandum would otherwise have been submitted.

(b) Segment Data. If the issuer is required to include segment information in its financial statements, an appropriate cross-reference shall be included in the description of business.

Item 7. Description of Property

State briefly the location and general character of the principal plants, and other materially important physical properties of the issuer and its subsidiaries. If any such property is not held in fee or is held subject to any major encumbrance, so state and briefly describe how held.

Instruction:

What is required is information essential to an investor's appraisal of the securities being offered. Such information should be furnished as will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of individual properties or legal descriptions by metes and bounds are not required and should not be given.

Item 8. Directors, Executive Officers and Significant Employees

(a) List the names and ages of each of the following persons stating his term of office and any periods during which he has served as such and briefly describe any arrangement or understanding between him and any other person(s) (naming such person(s)) pursuant to which he was or is to be selected to his office or position:

(1) directors;

(2) persons nominated to chosen to become directors;

(3) executive officers;

(4) persons chosen to become executive officers;

(5) significant employees.

Instructions:

1. No nominee or person chosen to become a director or person chosen to be an executive officer who has not consented to act as such should be named in response to this item.

2. The term "executive officer" means the president, secretary, treasurer, any vice-president in charge of a principal business function (such as sales, administration, or finance) and any other person who performs similar policy making functions for the issuer.

3. The term "significant employee" means persons such as production managers, sales managers, or research scientists, who are not executive officers, but who make or are expected to make significant contributions to the business of the issuer.

(b) Family relationships. State the nature of any family relationship between any director, executive officer, person nominated or chosen by the issuer to become a director or executive officer or any significant employee.

Instruction:

The term "family relationship" means any relationship by blood, marriage, or adoption, not more remote than first cousin.

(c) Business experience. Give a brief account of the business experience during the past five years of each director, person nominated or chosen to become a director or executive officer, and each significant employee, including his principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. When an executive officer or significant employee has been employed by the issuer for less than five years, a brief explanation should be included as to the nature of the responsibilities undertaken by the individual in prior positions to provide adequate disclosure of this prior business experience. What is required is information relating to the level of his professional competence which may include, depending upon the circumstances, such specific information as the size of the operation supervised.

(d) Involvement in certain legal proceedings. Describe any of the following events which occurred during the past five years and which are material to an evaluation of the ability or integrity of any director, person nominated to become a director or executive officer of the issuer.

(1) A petition under the Bankruptcy Act or any State insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within 2 years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) Such person was convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

Item 9. Remuneration of Directors and Officers

(a) Furnish, in substantially the tabular form indicated, the aggregate annual remuneration of each of the three highest paid persons who are officers or directors as a group during the issuer's last fiscal year. State the number of persons in the group referred to above without naming them.

Name of individual or identity of group	Capacities in remuneration was received	Aggregate remuneration

Instructions:

1. In case of remuneration paid or to be paid otherwise than in cash, if it is impracticable to determine the cash value thereof, state in a note to the table the nature and amount thereof.

2. This item is to be answered on an accrual basis if practicable; if not so answered, state the basis used.

(b) Briefly describe all remuneration payments proposed to be made in the future pursuant to any ongoing plan or arrangement to the individuals and group specified in Item 9(a). The description should include a summary of how each plan operates, any performance formula or measure in effect (or the criteria used to determine payment amounts), the time periods over which the measurements of benefits will be determined, payment schedules, and any recent material amendments to the plan. Information need not be furnished with respect to any group life, health, hospitalization, or medical reimbursement plans which do not discriminate in scope, terms or operation in favor of officers or directors of the registrant and which are available generally to all salaried employees.

Item 10. Security Ownership of Management and Certain Securityholders

(a) Voting securities and principal holders thereof. Furnish the following information, in substantially the tabular form indicated, with respect to voting securities held of record by:

(1) each of the three highest paid persons who are officers and directors of the issuer; Note - In the event none of the issuer's officers or directors have received a salary in the past twelve months, this item should be responded to for every officer and director;

(2) all officers and directors as a group;

(3) each shareholder who owns more than 10% of any class of the issuer's securities, including those shares subject to outstanding options.

(1) Title of Class	(2) Name and address of owner	(3) Amount owned before the offering	(4) Amount owned after the offering	(5) Percent of Class

Instruction:

Column (4) need not be responded to if the information would be the same as that appearing under column (3).

(b) If, to the knowledge of the issuer, any other person holds or shares the power to vote or direct the voting of securities described pursuant to subsection (a) above, appropriate disclosure should be made. In addition, if any person other than those named pursuant to subsection (a) holds or shares the power to vote 10% or more of the issuer's voting securities, the information required by the table should be provided with respect to such person.

(c) Non-voting securities and principal holders thereof. Furnish the same information as required in subsection (a) above with respect to securities that are not entitled to vote.

(d) Options, warrants, and rights. Furnish the information required by the table as to options, warrants or rights to purchase securities from the issuer or any of its subsidiaries held by each of the individuals and referred to in subsection (a) above:

Name of holder	Title and amount securities called for by options, warrants or rights	Exercise price	Date of Exercise

Instruction:

Where the total market value of securities called for by all outstanding options, warrants or rights does not exceed $10,000 for any officer, director, or principal shareholder named in answer to this item, or $50,000 for all officers and directors as a group, this item need not be answered with respect to options, warrants or rights held by such person or group. If the issuer cannot ascertain the market value of its securities, the offering price may be used for purposes of this subsection. If, as is the case with offerings of debt securities, the offering price cannot be determined at the time of filing the offering statement, the issuer may utilize any reasonable method of valuation.

(e) List all parents of the issuer, showing the basis of control and as to each parent the percentage of voting securities owned or other basis of control by its immediate parent, if any.

Item 11. Interest of Management and Others in Certain Transactions

Describe briefly any transactions during the previous two years or any presently proposed transactions, to which the issuer or any of its subsidiaries was or is to be a party, in which any of the following persons had or is to have a direct or indirect material interest, naming such person and stating his relationship to the issuer, the nature of his interest in the transaction and, where practicable, the amount of such interest:

(1) Any director or officer of the issuer;

(2) Any nominee for election as a director;

(3) Any principal securityholder named in answer to Item 10(a);

(4) If the issuer was incorporated or organized within the past three years, any promoter of the issuer;

(5) Any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of the issuer.

Instructions:

1. No information need be given in answer to this item as to any transaction where:

   (a) The rates of charges involved in the transaction are determined by competitive bids, or the transaction involves the rendering of services as a common or contract carrier fixed in conformity with law or governmental authority;

   (b) The transaction involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services;

   (c) The amount involved in the transaction or a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments does not exceed $50,000; or

   (d) The interest of the specified person arises solely from the ownership of securities of the issuer and the specified person receives no extra or special benefit not shared on a pro-rata basis by all of the holders of securities of the class.

2. It should be noted that this Item calls for disclosure of indirect as well as direct material interests in transactions. A person who has a position or relationship with a firm, corporation, or other entity which engages in a transaction with the issuer or its subsidiaries may have an indirect interest in such transaction by reason of such position or relationship. However, a person shall be deemed not to have a material indirect interest in a transaction within the meaning of this Item where:

(a) the interest arises only (i) from such person's position as a director of another corporation or organization (other than a partnership) which is a party to the transaction, or (ii) from the direct or indirect ownership by such person and all other persons specified in subparagraphs (1) through (5) above, in the aggregate, of less than a 10 percent equity interest in another person (other than a partnership) which is a party to the transaction, or (iii) from both such position and ownership;

(b) the interest arises only from such person's position as a limited partner in a partnership in which he and all other persons specified in (1) through (5) above had an interest of less than 10 percent; or

(c) the interest of such person arises solely from the holding of an equity interest (including a limited partnership interest but excluding a general partnership interest) or a creditor interest in another person which is a party to the transaction with the issuer or any of its subsidiaries and the transaction is not material to such other person.

3. Include the name of each person whose interest in any transaction is described and the nature of the relationships by reason of which such interest is required to be described. The amount of the interest of any specified person shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed.

4. Information should be included as to any material underwriting discounts and commissions upon the sale of securities by the issuer where any of the specified persons was or is to be a principal underwriter or is a controlling person, or member, of a firm which was or is to be a principal underwriter. Information need not be given concerning ordinary management fees paid by underwriters to a managing underwriter pursuant to an agreement among underwriters the parties to which do not include the issuer or its subsidiaries.

5. As to any transaction involving the purchase or sale of assets by or to any issuer or any subsidiary, otherwise than in the ordinary course of business, state the cost of the assets to the purchaser and, if acquired by the seller within two years prior to the transaction, the cost thereof to the seller.

6. Information shall be furnished in answer to this Item with respect to transactions not excluded above which involve remuneration from the issuer or its subsidiaries, directly or indirectly, to any of the specified persons for services in any capacity unless the interest of such persons arises solely from the ownership individually and in the aggregate of less than 10 percent of any class of equity securities of another corporation furnishing the services to the issuer or its subsidiaries.

Item 12. Securities Being Offered

(a) If capital stock is being offered, state the title of the class and furnish the following information:

(1) Outline briefly: (i) dividend rights; (ii) voting rights; (iii) liquidation rights; (iv) preemptive rights; (v) conversion rights; (vi) redemption provisions; (vii) sinking fund provisions; and (viii) liability to further calls or to assessment by the issuer.

(2) Briefly describe potential liabilities imposed on shareholders under state statutes or foreign law, e.g., to laborers, servants or employees of the registrant, unless such disclosure would be immaterial because the financial resources of the registrant are such as to make it unlikely that the liability will ever be imposed.

(b) If debt securities are being offered, outline briefly the following:

(1) Provisions with respect to interest, conversion, maturity, redemption, amortization, sinking fund or retirement.

(2) Provisions with respect to the kind and priority of any lien securing the issue, together with a brief identification of the principal properties subject to such lien.

(3) Provisions restricting the declaration of dividends or requiring the maintenance of any ratio of assets, the creation or maintenance of reserves or the maintenance of properties.

(4) Provisions permitting or restricting the issuance of additional securities, the withdrawal of cash deposited against such issuance, the incurring of additional debt, the release or substitution of assets securing the issue, the modification of the terms of the security, and similar provisions.

Instruction:

In the case of secured debt there should be stated (i) the approximate amount of unbonded property available for use against the issuance of bonds, as of the most recent practicable date, and (ii) whether the securities being issued are to be issued against such property, against the deposit of cash, or otherwise.

(c) If securities described are to be offered pursuant to warrants, rights, or convertible securities, state briefly:

(1) the amount of securities called for by such warrants, convertible securities or rights;

(2) the period during which and the price at which the warrants, convertible securities or rights are exercisable;

(3) the amounts of warrants, convertible securities or rights outstanding; and

(4) any other material terms of such securities.

(d) In the case of any other kind of securities, appropriate information of a comparable character.

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

(1) **Balance Sheet** — as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

(2) **Statements of income, cash flows, and other stockholders equity** — for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.

Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

(3) **Financial Statements of Businesses Acquired or to be Acquired.**

(a) Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:

(i) Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

(ii) Consummation of a significant business combination to be accounted for as a pooling is probable.

(b) A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.

(c) (i) The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

(ii) These financial statements need not be audited.

(iii) The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

(iv) If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

(d) If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

(e) This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

(4) **Pro Forma Financial Information.**

(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);

(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

(ii) After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.

(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).

(c) Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:

(i) If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

(ii) If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

PART III — EXHIBITS

Item 1. Index to Exhibits

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:

1. Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.
2. If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.
3. Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1) *Underwriting Agreement* — Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.

(2) *Charter and by-laws* — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

(3) *Instruments defining the rights of security holders* —

(a) All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

(b) The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

(4) *Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

(5) *Voting trust agreement* — Any voting trust agreements and amendments thereto.

(6) *Material contracts*

(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

(7) *Material foreign patents* — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

(8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession* — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

(9) *Escrow agreements* — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.

(10) *Consents* —

(a) Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.

(b) Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.

Consent and Certification by Underwriter

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

Lee Carter / [signature]
(Underwriter)

By [signature]

Date 7/16/10

(d) All written consents shall be dated and manually signed.

(11) *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

(12) *Sales Material* — Any material required to be filed by virtue of Rule 256.

(13) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254.

(14) *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X.

(15) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Tx, on July 17, 2010.

(Issuer) Free Movers Inc.

By (Signature and Title) Lee Carter /CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) Lee Carter
(Title) CEO
(Selling security holder) ______
(Date) 7/17/2010

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

FREE MOVERS Inc.

"The Future of Moving Is Here"

Corporate Prospectus

I. Executive Summary

A. Free Movers Inc.

B. Free Movers is a licensed real estate and moving company that finds an apartment, home, or commercial lease space for an individual, family or group and then collects a fee from the apartment complex owner, home seller, or commercial leaser, then moves the individual into the new location at a discounted fee.

C. Profit returns of 450% to 500% or more per transaction and since there is no direct Competition.

II. Industry Size

A. Real Estate sales fees and Moving fees: $2.1 Trillion annually (U.S.A. alone)

III. Introduction

A. Services provided: Free Movers is a real estate locating service and moving company that helps people find a new apartment, home or commercial lease space.

1. Apartment: An individual that is looking for a new apartment hears about Free Movers then calls the Free Movers office stating they are looking for an apartment. The Free Movers office secretary gets on the computer and gives the individual a list of apartments that suites they're needs. The individual then goes to these apartments and chooses the one they like best. The individual as well as the secretary informs the leasing agent at the apartment complex that Free Movers referred them there. Since Free Movers is the individuals referring agent we charge a referral fee to the apartment complex for referring them a new tenant. This referral fee is generally 100% of the individual first month rent paid to Free Movers immediately after the individual has moved into the apartment. So if the persons rent is $500.00 Free Movers receives a check for $500.00. Since virtually all this money is profit Free Movers can move the individual into their new place for a discounted price to add even more funds to profit or move the person for free if they have only the basic standard items to be move which is determined by Free Movers. Cost to move an individual with basic items for Free Move is around $75.00 however very seldom is the free move package available as most customers have more items than the free move package allows. As a result we charge discounted standard move fees which are standard move cost less the $75 free move deductible which allows us to up profit margin per transaction.
2. Home: Home sales fees and moves work similar. Free Movers represents the home seller and / or the home buyer as their real estate agent. Free Movers puts a Free Movers sign in front of the home and when the Free Movers sells the home and represents the buyer they collect a 6% commission (I.E. 6% of a

$100,000 house is $6000) and has a free move deductible of $150 for seller and buyer each ($300 total move cost). Free Movers makes $5,700 profit for basic free move package however most customers will have more items than the free package will allow and as a result standard move charge less free move deductible will apply and profit margin will increase even more.

3. Commercial properties: Commercial properties work similarly. Free Movers receives a percentage of the lessee's lease contract funds as a referral fee in addition to receiving a percentage of their monthly rent for the duration of the lease term. Move charges will be set accordingly and will increase profit margins per transaction.

IV. Income Statement / Balance Sheet

A. Age, Size and Past Performance:

Free Movers has been in business for 3 years in operating in 1 metropolitan city (Houston, Texas). Revenue projections are based on 2008 and 2009 revenues as 2007 was a partial year. Revenue projections are based solely on apartment locator fees that were the companies sole income source for the 3 operating years. the Revenue projections do not include anticipated home sales fees or commercial lease fees which will add to these already impressive projections substantially. Anticipated charged moves fees will add to the revenue projections as well and they also are not included in the projections.

B. Revenue Projections (5 Years Projections after actual 2008, and 2009 income)

Operating Year	Revenues	- Total Expenses	= Total Profit
2008 (Houston)	$522,485 -	$7,200	= $515,285
2009 (Houston)	$1,684,850 -	$7,200	= $1,677,650*
(*326% sales increase, projections for 5 future years based on 300% increase and does not include revenue projection increasers listed above in section IV.A.)			
2010 (10 cities)	$50,545,500 -	$396,000	= $50,149,500
2011 (25 cities)	$376,121,250 -	$990,000	= $375,131,250
2012 (50 cities)	$2,250,787,500 -	$1,980,000	= $2,248,807,500
2013 (50 cities + 20 overseas cities)	$9,444,991,500 -	$2,772,000	= $9,442,219,500
2014 (50 cities + 40 overseas cities)	$36,419,989,500 -	$3,564,000	= $36,416,425,500

B. Current and Future Business Conditions

1. As stated above the Free Movers office was based in one metropolitan city (Houston) for the first 2 (2008, 2009 operating years with minimal advertising. The 2010 through 2014 operating years include increased Yellow Pages advertising). The top 10 populated U.S. cities will constitute 2010 revenues (Houston, L.A., New York, Chicago, Miami, Atlanta, Dallas,

Denver, Cleveland, and Minneapolis). The top 25 populated cities will constitute 2011 revenues. The top 50 populated cities will constitute 2012 revenues. The top 50 populated U.S. cities in combination with the to 20 populated overseas cities will constitute 2013 revenues. The top 50 populated U.S. cities in combination with the top 40 populated overseas cities will constitute 2014 revenues.
listed below are the proposed 50 U.S. metropolitan area cities (one Free Movers office for each bullet).

Arizona:
*Phoenix/Temple/Mesa/Scottsdale/Glendale
*Tucson
Arkansas:
*Greater Little Rock Area
California:
*Sacramento/Ladi/Stockton/Modesta/Tracy/Turlock/Placerville/Auburn/Rocklin Woodland/Davis
*San Francisco/Marin/Sonoma/Santa Clara/San Mateo Counties
*Alameda/Contra Costa/Napa/Solano Counties
*Inland Empire/San Gabriel Valley/Riverside/San Bernardino Counties/ The High Dessert
*Los Angelos/South Bay/Long Beach/Antelope/San Fernando/ Santa Clarita Valleys
*Orange County
*San Diego/North County
Colorado:
*Colorado Springs/Denver/Boulder/Longmont/ Ft. Collins
Deleware:
*New Castle County
Florida:
*Bradenton/Ft. Myers/Sarasota/Naples/Venice
*Greater Jacksonville
*Greater Orlando/Orange/Osceola/Seminole Counties
*Tampa Bay/ St. Petersburg/Clearwater/Pasco County/Lakeland
*Dade/Broward/Palm Beach/ Martin Counties
Georgia:
*Greater Atlanta
Illinois:
*Metro East Illinois-Chicago/Alton/Collinsville/Edwardsville/Bellville/Scott AFB/Fairview Heights/Columbia
Indiana:
*Indianapolis
Kansas:
*Kansas City
Kentucky:
*Greater Lexington/Frankfort/Georgetown/Nicholasville/Richmond/Versailles
*Northern Kentucky/Cincinnati

Maryland:
*Greater Baltimore/Annapolis/Columbia
Michigan:
*Detroit/Ann Arbor/Lansing
Minnesota:
*Minneapolis/St.Paul Suburbs
Missouri:
*Kansas City
*St. Louis Metropolitan Area and Surrounding Counties
Nebraska:
*Lincoln
*Omaha/Papillion/Ralston/La Vista
Nevada:
*Las Vegas/Henderson/Boulder City/Laughlin/Bullhead City
*Greater Reno/Sparks/Carson City and Surrounding Washoe County
New Jersey:
*Metropolitan New Jersey and Surrounding Communities
New York:
*New York City
New Mexico:
*Greater Albuquerque/Rio Rancho/Sante Fe
Ohio:
*Greater Cincinnati and Surrounding Counties
*Greater Cleveland/Akron/Canton/Youngstown and Surrounding Communities
*Columbus
*Dayton
*Toledo
Oregon:
*Portland
Pennsylvania:
*Geater Philadelphia Area
Tennessee:
*Greater Memphis Area
Texas:
*Austin/Roundrock/Cedar Park/Wells Branch
*Dallas/Ft.Worth/Mid-Cities
*Houston
*San Antonio/New Braunfels
Utah:
*Salt Lake City/Ogden/Provo
Washington:
*Seattle/Tacoma/Puget Sound
Washington D.C.:
*Suburban Maryland/N. Virginia

Wisconsin:
*Greater Madison/Dane County and Surrounding Communities
*Greater Milwaukee Area/ West Bend to Racine County

V. Competition Analysis

No Direct Competition - Free Movers has no direct competition as it is the only company of its kind and the only such company to provide a service such as this on a local, state, national and international level. The name as well is one of the sparks of the companies success as most if not all many people are intrigued with the free move concept hence carried into the name Free Movers.

VI. Market Analysis

A. Geographic Area
1. United States Of America (Cities and States listed above)
2. World Market - Top 40 populated overseas cities

B. Immediate Potential Customers - Anyone needing a home, apartment, or commercial lease space.

C. Future Customers
1. Customers whom we have moved into one home and are wanting a bigger home. (home upgrade). They are entered into our customer database and are contacted.
2. Customers that we have sold a home for and are looking to buy and move into a new home. They are entered into our database and contacted.
3. Customers that we have moved into an apartment and are looking for a home. They are entered into our database and are contacted.
4. Customers that we have moved into an apartment that are looking for another apartment. They are entered into our database and contacted.
5. Customers we have moved into a commercial lease space and their lease is expiring and they need a new lease space.
6. Customers we have moved from a commercial lease a space and they are looking for a new commercial lease space.

VII. Marketing Strategy

Due to the nature of our business model and our catchy name marketing cost is extremely small. A yellow pages ad per city and a few small classified ads are all that are needed to be purchased as word of mouth brings us our enormity of business as proven in the first two years profits.

The breakdown of operating cost for each city office is as follows:
a. Apartment complexes office flyers and supplies: $0.00 (*1) see notes
b. Yellow Pages and local publications: $300 per month.

VIII. Total Operations Cost

A. Personnel Requirements-

Each office will need only 2 employees (field employee and secretary). Selection, training, and evaluation of employees will be done primarily by Lee Carter / CEO - 80% owner. IPO gets 20% ownership (1 billion of 5 billion shares). Owners will pay expenses proportionate to ownership in the 2010 operating year and ongoing.

IX. Total Operating Cost per metropolitan city office per month for 2010 operating year and ongoing

1. Office lease space	$600.00
2. Office Computer Equipment (*3)	$0.00
3. Telephone lines (4*)	$0.00
4. Office furniture and equipment (*5)	$0.00
5. Office secretary	$1200.00
6. Field employee (Mover)	$1200.00
7. Marketing and Advertising Cost	$300.00
	$3,300 Total per month

*See projections for combined numbers.

X. Investor Returns from IPO

Total Year Profit (E) X 20% ownership = Total Return On Investment (calculate purchased percentage of 100 million shares to calculate percentage of 20 % Total Annual Profit per investment)

Year 4	**Year 5**	**Year 6**	**Year 7**
2010	2011	2012	2013
$50,149,500	$375,131,250	$2,248,807,500	$9,442,219,500
X 20 %	X 20%	X 20%	X 20 %
$10,029,900	$75,026,250	$449,761,500	$1,888,443,900

Year 8
2014
$36,416,425,500
X 20%
$7,283,285,100

(*1,2,3,4 and 5 paid for by C.E.O)

For more information please call Free Movers Inc. 281-690-9705

Thank You.



Lee Carter
C.E.O.
Free Movers, Inc.